As filed with the Securities and Exchange Commission on January 29, 1997
	Securities Act Registration	No. 33-66770
	Investment Company Act Registration	No. 811-7920

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	FORM N-2
	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
	Pre-Effective Amendment No.___
	Post-Effective Amendment No. 4	x

	and/or
	REGISTRATION STATEMENT UNDER
	THE INVESTMENT COMPANY ACT OF 1940
	AMENDMENT NO. 6	x
	__________________
	High Income Opportunity Fund Inc.
	(a Maryland Corporation)
	(Exact Name of Registrant as Specified in Charter)
	388 Greenwich Street
	New York, New York  10013
	(Address of Principal Executive Offices)
	(212) 723-9218
	(Registrant's Telephone Number, including Area Code)
	Christina T. Sydor, Secretary
	High Income Fund Opportunity Inc.
	388 Greenwich Street
	New York, New York  10013
	(Name and Address of Agent for Service)
	_____________________
	Copies to:
	Richard T. Prins, Esq.
	Skadden, Arps, Slate, Meagher & Flom
	919 Third Avenue
	New York, New York  10022
	_______________
	Approximate Date of Proposed Public Offering:  As soon as practicable after
	the effective date of this Registration Statement.

	If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. x_______________
	This Registration Statement relates to the registration of an indeterminate number of shares solely for market-making transactions.
Pursuant to Rule 429, this Registration Statement relates to shares previously registered on Form N-2. (Registration No. 33-66770).

	It is proposed that this fiing will become effective: x when declared effective pursuan to section 8(c).

	Registrant amends this Registration Statement under the Securities Act of 1933, as amended, on such date as may be necessary to delay its effective date until Registrant files a further amendment that specifically states that this Registration Statement will thereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement becomes effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.





	HIGH INCOME OPPORTUNITY FUND INC.

	Form N-2
	Cross Reference Sheet

Part A
Item No.	Caption	Prospectus Caption

1.	Outside Front Cover	Outside Front Cover of  Prospectus
2.	Inside Front and Outside Back Cover Page		Inside Front and Outside Back
Cover Page
		of Prospectus
3.	Fee Table and Synopsis		Prospectus Summary; Fund
					Expenses
4.	Financial Highlights		Financial Highlights
5.	Plan of Distribution		Prospectus Summary; The
					Offering;
					Repurchase of Shares
6.	Selling Shareholders		Not Applicable
7.	Use of Proceeds			Use of Proceeds; Investment
					Objective and
					Policies
8.	General Description of the Registrant	The Fund; Investment Objective
						and Policies; Risk Factors
						and Special Consider-
						ations; Investment Practices
9.	Management			Management of the Fund;
					Description of
					Shares; Custodian and Transfer
					Agent
10.	Capital Stock, Long-Term Debt, and Other
	Securities 			Taxation; Dividend
					Reinvestment Plan;
					Description of Shares
11.	Defaults and Arrears on Senior Securities		Not Applicable
12.	Legal Proceedings			Not Applicable
13.	Table of Contents of the Statement of
	Additional Information		Further Information

Part B		Statement of Additional
Item No.		Information Caption

14.	Cover Page			Cover Page
15.	Table of Contents		Cover Page
16.	General Information and History	The Fund; Description of
					Shares (see
					Prospectus)
17.	Investment Objective and Policies		Investment Objective and
					Policies; Invest-
					ment Restrictions
18.	Management			Management of the Fund;
					Officers and
					Directors
19.	Control Persons and Principal Holders of
	 Securities			Not Applicable
20.	Investment Advisory and Other Services		Management of the Fund
21.	Brokerage Allocation and Other Practices		Portfolio Transactions
22.	Tax Status			Taxation
23.	Financial Statements		Financial Statements






Part C
Item No.

	Information required to be included in Part C is set forth, under the appropriate item so numbered, in Part C of this Registration
Statement.

High Income Opportunity Fund Inc.

--------------------------------------------------------------------------------

Prospectus                                                      January 31, 1997

--------------------------------------------------------------------------------

     388 Greenwich Street
     New York, New York 10013
     (212) 723-9218

     The High Income Opportunity Fund Inc. is a diversified, closed-end management investment company. The Fund's primary investment objective is to seek high current income with capital appreciation as a secondary objective. The Fund seeks to achieve its investment objectives by investing, under normal circumstances, at least 65% of its assets in high-yielding corporate bonds, debentures, preferred stock and notes. Up to 35% of the Fund's assets may be invested in common stock or other equity-related securities, including convertible securities, warrants and rights. Securities purchased by the Fund will generally be rated in the lower rating categories of nationally recognized securities rating organizations, as low as C by Moody's Investors Service, Inc.
or D by Standard & Poor's Ratings Group, or in non-rated income securities that Smith Barney Mutual Funds Management Inc. determines to be of comparable quality. The Fund will not purchase securities rated lower than B by both Moody's and S&P, if, immediately after such purchase, more than 10% of the Fund's total assets are invested in such securities. The Fund may invest in securities rated higher than Ba by Moody's and BB by S&P without limitation when the difference in yields between quality classifications is relatively narrow.

     Investments in lower grade securities, also called "junk bonds", are subject to special risks, including a greater risk of loss of principal and non-payment of interest. There is no assurance that the Fund will achieve its investment objectives. The shares of closed-end investment companies have in the past frequently traded at discounts from their net asset values. Investors should carefully assess the risks associated with an investment in the Fund. See "Investment Objectives and Policies" and "Risk Factors and Special Considerations."

                                                           (Continued on page 2)

SMITH BARNEY INC.
Distributor
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

High Income Opportunity Fund Inc.

--------------------------------------------------------------------------------

Prospectus                                                      January 31, 1997

--------------------------------------------------------------------------------


     This Prospectus sets forth concisely the information about the Fund that a prospective investor ought to know before investing and should be retained for future reference. A Statement of Additional Information dated January 31, 1997 containing additional information about the Fund has been filed with the Securities and Exchange Commission and is hereby incorporated by reference in its entirety into this Prospectus. A copy of the Statement of Additional Information, the table of contents of which appears on page 26 of this Prospectus, may be obtained without charge by calling or writing to the Fund at the telephone number or address set forth above or by contacting a Smith Barney Financial Consultant.


     Smith Barney Inc. ("Smith Barney") intends to make a market in the Fund's Common Stock, although it is not obligated to conduct market-making activities and any such activities may be discontinued at any time, without notice by Smith Barney. The shares of Common Stock that may be offered from time to time pursuant to this Prospectus were issued and sold by the Fund on October 21, 1993 in an initial public offering at a price of $12.50 per share. No assurance can be given as to the liquidity of, or the trading market for, the Common Stock as a result of any market-making activities undertaken by Smith Barney. The Fund will not receive any proceeds from the sale of any Common Stock offered pursuant to this Prospectus. The Fund's shares of common stock have been approved for listing on the New York Stock Exchange under the symbol "HIO".

     All dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus.

High Income Opportunity Fund Inc.

--------------------------------------------------------------------------------
Table of Contents
--------------------------------------------------------------------------------
Prospectus Summary                                                             4
--------------------------------------------------------------------------------
Fund Expenses                                                                  6
--------------------------------------------------------------------------------
Financial Highlights                                                           7
--------------------------------------------------------------------------------
The Fund                                                                       8
--------------------------------------------------------------------------------
The Offering                                                                   8
--------------------------------------------------------------------------------
Use of Proceeds                                                                8
--------------------------------------------------------------------------------
Investment Objectives and Policies                                             8
--------------------------------------------------------------------------------
Risk Factors and Special Considerations                                       10
--------------------------------------------------------------------------------
Investment Practices                                                          12
--------------------------------------------------------------------------------
Share Price Data                                                              16
--------------------------------------------------------------------------------
Taxation                                                                      17
--------------------------------------------------------------------------------
Management of the Fund                                                        20
--------------------------------------------------------------------------------
Dividends and Distributions                                                   21
--------------------------------------------------------------------------------
Dividend Reinvestment Plan                                                    21
--------------------------------------------------------------------------------
Repurchase of Shares                                                          23
--------------------------------------------------------------------------------
Description of Shares                                                         24
--------------------------------------------------------------------------------
Custodian and Transfer Agent                                                  25
--------------------------------------------------------------------------------
Experts                                                                       25
--------------------------------------------------------------------------------
Other Information                                                             26
--------------------------------------------------------------------------------
Ratings (Appendix A)                                                         A-1
--------------------------------------------------------------------------------

================================================================================

     No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such other information and representations must not be relied upon as having been authorized by the Fund or the Distributor. This Prospectus does not constitute an offer by the Fund or the Distributor to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

================================================================================

High Income Opportunity Fund Inc.

--------------------------------------------------------------------------------
Prospectus Summary
--------------------------------------------------------------------------------

The following summary is qualified in its entirety by detailed information included elsewhere in this Prospectus. Cross-references in this summary are to headings in the body of the Prospectus.

     THE FUND The High Income Opportunity Fund Inc. (the "Fund") is a diversified, closed-end management investment company. See "The Fund."

     INVESTMENT OBJECTIVES The Fund seeks high current income. Capital appreciation is a secondary objective. See "Investment Objectives and Policies."

     INVESTMENTS The Fund seeks to achieve its investment objectives by investing, under normal circumstances, at least 65% of its assets in high-yielding corporate debt obligations and preferred stock. Up to 35% of the Fund's assets may be invested in common stock or common stock equivalents, including options, warrants and rights. Although the Fund may invest in securities of any maturity, under current market conditions the Fund intends that its portfolio will have an average remaining maturity of between 5 and 10 years. Fixed-income securities purchased by the Fund generally will be rated in the lower rating categories of nationally recognized security rating organizations, as low as C by Moody's Investors Service, Inc. ("Moody's") or D by Standard & Poor's Ratings Group ("S&P"), or in non-rated securities that Smith Barney Mutual Funds Management Inc., the Fund's investment manager, deems of comparable quality. However, the Fund will not purchase securities rated lower than B by both Moody's and S&P if more than 10% of its total assets are invested in such securities immediately after such purchase. The Fund may invest up to 20% of its assets in the securities of foreign issuers that are denominated in currencies other than the U.S. dollar and may invest without limitation in securities of foreign issuers that are denominated in U.S. dollars. There is no guarantee that the Fund's investment objectives will be achieved. See "Investment Objectives and Policies."

     THE OFFERING Smith Barney intends to make a market in the Common Stock in addition to the trading of the Common Stock on the NYSE. Smith Barney, however, is not obligated to conduct market-making activities and any such activities may be discontinued at any time without notice, at the sole discretion of Smith Barney.

     LISTING NYSE.

     SYMBOL HIO.


     INVESTMENT MANAGER The Greenwich Street Advisors Division of Smith Barney Mutual Funds Management Inc. is the Fund's investment manager (the "Investment Manager"). The Investment Manager was incorporated in 1968 and currently manages in excess of $80 billion of assets. The Fund pays the Investment Manager a fee for services provided to the Fund that is computed daily and paid monthly

High Income Opportunity Fund Inc.

--------------------------------------------------------------------------------
Prospectus Summary (continued)
--------------------------------------------------------------------------------

at the annual rate of 1.15% of the value of the Fund's average daily net assets. This fee is higher than the rates for similar services paid by other publicly offered, closed-end, management investment companies that have investment objectives and policies similar to those of the Fund. The Fund will bear other expenses and costs in connection with its operation in addition to the costs of investment management services. See "Management of the Fund."

     CUSTODIAN PNC Bank, National Association ("PNC Bank") serves as the Fund's custodian. See "Custodian and Transfer Agent."


     TRANSFER AGENT First Data Investor Services Group, Inc. ("First Data"), a subsidiary of First Data Corporation, serves as the Fund's transfer agent, dividend-paying agent and registrar. See "Custodian and Transfer Agent."


     DIVIDENDS AND DISTRIBUTIONS The Fund expects to pay monthly dividends of net investment income (income other than net realized capital gains) and to distribute net realized capital gains, if any, annually. All dividends or distributions with respect to shares of Common Stock are reinvested automatically in additional shares through participation in the Fund's Dividend Reinvestment Plan, unless a shareholder elects to receive cash. See "Dividends and Distributions" and "Dividend Reinvestment Plan."

     RISK FACTORS AND SPECIAL CONSIDERATIONS The Fund is a closed-end investment company. The net asset value of the Common Stock will change with changes in the value of the securities held by the Fund. Because the Fund invests primarily in fixed-income securities, the net asset value of the Common Stock can be expected to change as levels of interest rates fluctuate. The value of the fixed-income securities held by the Fund, and thus the Fund's net asset value, may also be affected by other economic, market and credit factors. See "Risk Factors and Special Considerations."

     The Fund will invest in lower-rated securities and non-rated securities of comparable quality. Generally, these securities offer a higher return potential than higher-rated securities but involve greater volatility of price and risk of loss of income and principal including the possibility of default or bankruptcy of the issuers of such securities. Lower-rated and comparable non-rated securities will likely have large uncertainties or major risk exposures to adverse conditions and are predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligation. Securities rated lower than B by both Moody's and S&P, including bonds rated as low as C by Moody's or D by S&P, can be regarded as having extremely poor prospects of ever attaining any real investment standing and may be in default with payment of interest and/or repayment of principal in arrears. Accordingly, it is possible that these types of factors could, in certain instances, reduce the value of securities held by the Fund,

High Income Opportunity Fund Inc.

--------------------------------------------------------------------------------
Prospectus Summary (continued)
--------------------------------------------------------------------------------

with a commensurate effect on the value of the Fund's shares. See "Investment Objectives and Policies" and "Risk Factors and Special Considerations."

     Certain of the instruments held by the Fund, and certain investment techniques that the Fund may employ, might expose the Fund to special risks. The instruments exposing the Fund to special risks include lower-rated and non-rated securities, convertible and synthetic convertible securities, foreign securities, non-publicly traded and illiquid securities and securities of developing countries and unseasoned issuers. The Fund's use of investment techniques such as financial futures and options transactions, currency exchange and foreign currency option transactions, securities transactions on a when-issued or delayed delivery basis, repurchase agreements and lending portfolio securities likewise pose special risks to the Fund. See "Risk Factors and Special Considerations" and "Investment Practices."

     The Fund's Articles of Incorporation include provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund and of depriving shareholders of an opportunity to sell their shares of Common Stock at a premium over prevailing market prices. See "Description of Shares."

--------------------------------------------------------------------------------
Fund Expenses
--------------------------------------------------------------------------------

     The following expense table lists the costs and expenses an investor will incur either directly or indirectly as a shareholder of the Fund based, unless otherwise noted, on the Fund's operating expenses for its most recent fiscal year:

================================================================================
Annual Expenses
  (as a percentage of net assets)
  Management Fees                                                       1.15%


  Other Expenses*                                                       0.06%
================================================================================
TOTAL ANNUAL FUND OPERATING EXPENSES                                    1.21%
================================================================================

* "Other Expenses", as shown above, is based upon amounts of expenses for the fiscal year ended September 30, 1996.


     EXAMPLE The following example is intended to assist an investor in understanding the various costs that an investor in the Portfolio will bear directly or indirectly. The example assumes payment by the Portfolio of operating expenses at the levels set forth in the table above. An investor would pay the following expenses on a $1,000 investment in the Fund, assuming a 5.00% annual return:

                   Year                 One        Three       Five        Ten
================================================================================

                                        $12         $38        $66        $147

================================================================================

     The above example should not be considered a representation of past or future expenses or performance, and the Fund's actual expenses may be more or less than those shown. For a more complete description of these costs and expenses, see "Management of the Fund."

High Income Opportunity Fund Inc.

--------------------------------------------------------------------------------
Financial Highlights
--------------------------------------------------------------------------------


     The following information for the two-year period ended September 30, 1996 and for the period from October 22, 1993 to September 30, 1994 has been audited in conjunction with the annual audit of the financial statements of the Fund by KPMG Peat Marwick LLP, independent auditors. The 1996 financial statements and the independent auditors' report thereon appear in the September 30, 1996 Annual Report to Shareholders. The information set out below should be read in conjunction with the financial statements and related notes that also appear in the Fund's Annual Report, which is incorporated by reference.


For a share of capital stock outstanding throughout each period:


                                             1996        1995     1994(a)(b)
--------------------------------------------------------------------------------
Net Asset Value, Beginning of Period       $  11.48    $  11.20    $  12.50
--------------------------------------------------------------------------------
Income (Loss) From Operations:
Net investment income                          1.14        1.14        1.01*
Net realized and unrealized gain (loss)        0.22        0.28       (1.30)
--------------------------------------------------------------------------------
Total income (Loss) from Operations            1.36        1.42       (0.29)
--------------------------------------------------------------------------------
Less Distributions From:
  Net investment income                       (1.12)      (1.12)      (1.01)
  Overdistribution of Net
    Investment Income                            --       (0.00)#        --
  Capital                                        --       (0.02)         --
--------------------------------------------------------------------------------
  Total Distributions                         (1.12)      (1.14)      (1.01)
--------------------------------------------------------------------------------
Net Asset Value, End of Period             $  11.72    $  11.48    $  11.20
--------------------------------------------------------------------------------
Total Return                                  21.07%       9.90%      (7.33)%++
--------------------------------------------------------------------------------
Net Assets, End of Period (000s)           $818,739    $802,050    $782,524
--------------------------------------------------------------------------------
Ratios to Average Net Assets:
  Expenses                                     1.21%       1.20%       1.15%+*
  Net investment income                        9.85       10.02        9.09%+
--------------------------------------------------------------------------------
Portfolio Turnover Rate                       72.77%      59.17%      68.56%
--------------------------------------------------------------------------------
Market Price at End of Period              $ 11.500    $ 10.500    $ 10.625
================================================================================


(a) For the period from October 22, 1993 (commencement of operations) to September 30, 1994.
(b)  Based on weighted average shares outstanding for period.
++ Total return is not annualized as it may not be representative of the total return for the year.
+    Annualized.

* The Manager waived a part of its fee for the period ended September 30, 1994. If such fees were not waived, the per share decrease in net investment income would have been $0.01 and the ratio of expenses to average net assets would have been 1.21% (annualized).
#    Amount represents less than $0.01.

High Income Opportunity Fund Inc.

--------------------------------------------------------------------------------
The Fund
--------------------------------------------------------------------------------

     The Fund is a diversified, closed-end management investment company. The Fund was incorporated under the laws of the State of Maryland on July 30, 1993 and is registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The Fund's principal office is located at 388 Greenwich Street, New York, New York 10013 and its telephone number is (212) 723-9218.

--------------------------------------------------------------------------------
The Offering
--------------------------------------------------------------------------------

     Smith Barney intends to make a market in the Common Stock, although it is not obligated to conduct market-making activities and any such activities may be discontinued at any time without notice at the sole discretion of Smith Barney. No assurance can be given as to the liquidity of, or the trading market for, the Common Stock as a result of any market-making activities undertaken by Smith Barney. This Prospectus is to be used by Smith Barney in connection with offers and sales of the Common Stock in market-making transactions in the over-the-counter market at negotiated prices related to prevailing market prices at the time of the sale.

--------------------------------------------------------------------------------
Use of Proceeds
--------------------------------------------------------------------------------

     The Fund will not receive any proceeds from the sale of any Common Stock offered pursuant to this Prospectus. Proceeds received by Smith Barney as a result of its market-making in Common Stock will be utilized by Smith Barney in connection with its secondary market operations and for general corporate purposes.

--------------------------------------------------------------------------------
Investment Objectives and Policies
--------------------------------------------------------------------------------

     Set out below is a general description of the investment objectives and principal investment policies of the Fund. No assurance can be given that the Fund will be able to achieve its investment objectives. See "Investment Objectives and Policies" and "Investment Restrictions" in the Statement of Additional Information.


     GENERAL

     The Fund's primary investment objective is high current income with capital

High Income Opportunity Fund Inc.

--------------------------------------------------------------------------------
Investment Objectives and Policies (continued)
--------------------------------------------------------------------------------

appreciation as a secondary objective. The Fund seeks to achieve its investment objectives by investing, under normal circumstances, at least 65% of its assets in high-yielding corporate debt obligations and preferred stock. Although the Fund may invest in securities of any maturity, under current market conditions the Fund intends that its portfolio will have an average remaining maturity of between 5 and 10 years. The Investment Manager may adjust the Fund's average maturity when, based on interest rate trends and other market conditions, it deems it appropriate to do so. Up to 35% of the Fund's assets may be invested in common stock or common stock equivalents, including options, warrants and rights. Equity investments may be made in securities of companies of any size depending on the relative attractiveness of the company and the economic sector in which it operates. Fixed income securities purchased by the Fund generally will be rated in the lower rating categories of nationally recognized security rating organizations, as low as C by Moody's or D by S&P, or in unrated securities that the Investment Manager deems of comparable quality. However, the Fund will not purchase securities rated lower than B by both Moody's and S&P if more than 10% of its total assets would be invested in such securities immediately after such purchase. The Fund may invest in securities rated higher than Ba by Moody's and BB by S&P without limitation when the difference in yields between quality classifications is relatively narrow.

     For temporary defensive purposes when the Investment Manager anticipates adverse market conditions, the Fund may invest in securities rated higher than Ba by Moody's and BB by S&P. Investments in higher rated issues may serve to lessen a decline in net asset value but may also affect the amount of current income produced by the Fund, since the yields from such issues are usually lower than those from lower rated issues. A general description of Moody's and S&P's ratings of corporate bonds is set forth in Appendix A to the Prospectus. The Fund may also invest without limitation in money market instruments, including commercial paper of domestic and foreign corporations, certificates of deposit, bankers' acceptances and other obligations of banker repurchase agreements and short-term obligations issued or guaranteed by the United States government or its agencies. The yield on these securities will tend to be lower than the yield on other securities to be purchased by the Fund.

     The Fund may lend its portfolio securities and purchase or sell securities on a when-issued or delayed-delivery basis. The Fund does not intend to leverage its investments although it reserves the right to do so. The Fund may hedge against possible declines in the value of its investments by entering into interest rate futures contracts and related options, swaps and other financial instruments.

High Income Opportunity Fund Inc.

--------------------------------------------------------------------------------
Investment Objectives and Policies (continued)
--------------------------------------------------------------------------------

     The Fund may invest up to 20% of its assets in the securities of foreign issuers that are denominated in currencies other than the U.S. dollar and may invest without limitation in securities of foreign issuers that are denominated in U.S. dollars. In order to mitigate the effects of uncertainty in future currency exchange rates affecting the Fund's non-dollar investments, the Fund may engage in various currency-related hedging transactions, currency exchange transactions and currency futures contracts and related options and purchase options on foreign currencies.

     A more detailed description of the Fund's investment policies, restrictions and techniques is included in the Statement of Additional Information.

--------------------------------------------------------------------------------
Risk Factors and Special Considerations
--------------------------------------------------------------------------------

     Investments in lower-rated securities are subject to special risks, including a greater risk of loss of principal and non-payment of interest. There is no assurance that the Fund will achieve its investment objective. An investor should carefully consider the following factors before purchasing shares of the Fund's Common Stock:


     LOWER-RATED AND NON-RATED SECURITIES


     Generally, lower-rated securities offer a higher return potential than higher-rated securities but involve greater volatility of price and greater risk of loss of income and principal, including the possibility of default or bankruptcy of the issuers of such securities. Lower-rated securities and comparable non-rated securities will likely have large uncertainties or major risk exposure to adverse conditions and are predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligation. The occurrence of adverse conditions and uncertainties would likely reduce the value of securities held by the Fund, with a commensurate effect on the value of the Fund's shares.

     The markets in which lower-rated securities or comparable non-rated securities are traded generally are more limited than those in which higher-rated securities are traded. The existence of limited markets for these securities may restrict the availability of securities for the Fund to purchase and also may restrict the ability of the Fund to obtain accurate market quotations for purposes of valuing securities and calculating net asset value or to sell securities at their fair value. The public market for lower-rated securities and comparable non-rated securities is relatively new and has not fully weathered a major economic recession. Any such economic downturn

High Income Opportunity Fund Inc.

--------------------------------------------------------------------------------
Risk Factors and Special Considerations (continued)
--------------------------------------------------------------------------------

could adversely affect the ability of issuers' lower-rated securities to repay principal and pay interest thereon.

     While the market values of lower-rated securities and comparable non-rated securities tend to react less to fluctuations in interest rate levels than do those of higher-rated securities, the market values of certain of these securities also tend to be more sensitive to individual corporate developments and changes in economic conditions than higher-rated securities. In addition, lower-rated securities and comparable non-rated securities generally present a higher degree of credit risk. Issuers of lower-rated securities and comparable non-rated securities are often highly leveraged and may not have more traditional methods of financing available to them so that their ability to service their debt obligations during an economic downturn or during sustained periods of rising interest rates may be impaired. The risk of loss due to default by such issuers is significantly greater because lower-rated securities and comparable non-rated securities generally are unsecured and frequently are subordinated to the prior payment of senior indebtedness. The Fund may incur additional expenses to the extent that it is required to seek recovery upon a default in the payment of principal or interest on its portfolio holdings.

     Fixed-income securities, including lower-rated securities and comparable non-rated securities, frequently have call and buy-back features that permit their issuers to call or repurchase the securities from their holders, such as the Fund. If an issuer exercises these rights during periods of declining interest rates, the Fund may have to replace the security with a lower yielding security, resulting in a decreased return to the Fund.

     Up to 10% of the Fund's assets may be invested in securities rated lower than B by both Moody's and S&P. Securities which are rated Ba by Moody's or BB by S&P have speculative characteristics with respect to capacity to pay interest and repay principal. Securities which are rated B generally lack characteristics of the desirable investment and assurance of interest and principal payments over any long period of time may be small. Securities which are rated Caa or CCC or below are of poor standing. Those issues may be in default or present elements of danger with respect to principal or interest. Securities rated C by Moody's and D by S&P are the lowest rating class and indicate that payments are in default, or that a bankruptcy petition has been filed with respect to the issuer or that the issuer is regarded as having extremely poor prospects. A general description of Moody's and S&P's ratings of corporate bonds is set forth in Appendix A to the Prospectus.

     In general, the ratings of nationally recognized statistical rating organizations represent the opinions of these agencies as to the quality of securities that they rate.

High Income Opportunity Fund Inc.

--------------------------------------------------------------------------------
Risk Factors and Special Considerations (continued)
--------------------------------------------------------------------------------

     Such ratings, however, are relative and subjective, and are not absolute standards of quality and do not evaluate the market value risk of the securities. It is possible that an agency might not change its rating of a particular issue to reflect subsequent events. These ratings will be used by the Fund as initial criteria for the selection of portfolio securities, but the Fund also will rely upon the independent advice of the Investment Manager to evaluate potential investments.

     In light of these risks, the Investment Manager will take various factors into consideration in evaluating the creditworthiness of an issue, whether rated or non-rated. These factors may include, among others, the issuer's financial resources, its sensitivity to economic conditions and trends, the operating history of and the community support for the facility financed by the issue, the ability of the issuer's management and regulatory matters.

--------------------------------------------------------------------------------
Investment Practices
--------------------------------------------------------------------------------

     In connection with the investment objectives and policies described above, the Fund may, but is not required to, utilize various investment techniques to earn income, facilitate portfolio management and mitigate risk. These investment techniques utilize convertible securities, interest rate and currency futures contracts, put and call options on such futures contracts, currency exchange transactions, illiquid securities, securities of unseasoned issuers and securities of foreign governments and corporations including those of developing countries. Such techniques are generally accepted by modern portfolio managers and are regularly utilized by many investment companies and other institutional investors. These investment practices entail risks. Although the Investment Manager believes that these investment techniques may assist the Fund in achieving its investment objective, no assurance can be given. Any or all of the investment techniques available to the Investment Manager described below may be used at any time and there is no particular strategy that dictates the use of one technique rather than another, since the use of any investment technique is a function of numerous variables including market conditions.

     Convertible Securities and Synthetic Convertible Securities. Convertible securities are fixed-income securities that may be converted at either a stated price or stated rate into underlying shares of common stock. Convertible securities have general characteristics similar to both fixed-income and equity securities. Although to a lesser extent than with fixed-income securities, the market value of convertible securities tends to decline as interest rates increase and, conversely, tends to increase as interest rates decline. In addition, because of the conversion feature, the


12

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High Income Opportunity Fund Inc.

--------------------------------------------------------------------------------
Investment Practices (continued)
--------------------------------------------------------------------------------

market value of convertible securities tends to vary with fluctuations in the market value of the underlying common stocks and, therefore, also will react to variations in the general market for equity securities.

     Convertible securities are investments which provide for a stable stream of income with generally higher yields than common stocks. There can be no assurance of current income because the issuers of the convertible securities may default on their obligations. Synthetic convertible securities differ from convertible securities in certain respects, including that each component of a synthetic convertible security has a separate market value and responds differently to market fluctuations. Investing in synthetic convertible securities involves the risk normally involved in holding the securities comprising the synthetic convertible security.

     Futures Contracts and Options on Futures Contracts. The Fund may enter into interest rate and currency futures contracts and may purchase and sell put and call options on such futures contracts. The Fund will enter into such transactions for hedging purposes or for other appropriate risk-management purposes permitted under the rules and regulations of the Commodity Futures Trading Commission and the Securities and Exchange Commission (the "SEC").

     While the Fund may enter into futures contracts and options on futures contracts for bona fide hedging and other appropriate risk management purposes, the use of futures contracts and options on futures contracts might result in a poorer overall performance for the Fund than if it had not engaged in these particular types of transactions. If, for example, the Fund had insufficient cash, it may have to sell a portion of its underlying portfolio of securities in order to meet daily variation margin requirements on its futures contracts or options on futures contracts at a time when it may be disadvantageous to do so. There may be an imperfect correlation between the Fund's portfolio holdings and futures contracts or options on futures contracts entered into by the Fund, which may prevent the Fund from achieving the intended hedge or expose the Fund to risk of loss. Further, the Fund's use of futures contracts and options on futures contracts to reduce risk involves cost and will be subject to the Investment Manager's ability to predict correctly changes in interest rate relationships or other factors. No assurance can be given that the Investment Manager's judgment in this respect will be correct.

     Foreign Securities. There are certain risks involved in investing in securities of companies and governments of foreign nations which are in addition to the usual risk inherent in domestic investments. These risks include those resulting from devaluation of currencies, future adverse political and economic developments and the possible imposition of currency exchange blockages or other foreign

High Income Opportunity Fund Inc.

--------------------------------------------------------------------------------
Investment Practices (continued)
--------------------------------------------------------------------------------

governmental laws or restrictions, the relative lack of public information concerning issuers and the lack of uniform accounting, auditing and financial reporting standards or of other regulatory practices and requirements comparable to those applicable to domestic companies. The net asset value of the Fund may be adversely affected by fluctuations in value of one or more foreign currencies relative to the U.S. dollar.

     Currency Exchange Transactions. The Fund may engage in currency exchange transactions and purchase exchange-traded put and call options on foreign currencies. A forward currency contract involves an obligation to purchase or sell a specific currency for an agreed-upon price at an agreed-upon date, which may be any fixed number of days from the date of the contract agreed upon by the parties. Although these contracts are intended to minimize the risk of loss due to a decline in the value of the hedged currency, at the same time they tend to limit any potential gain that might result should the value of the currency increase.

     At or before the maturity of a forward contract, the Fund either may sell a portfolio security and make delivery of the currency, or retain the security and offset its contractual obligation to deliver the currency by purchasing a second contract pursuant to which the Fund will obtain, on the same maturity date, the same amount of the security which it is obligated to deliver. If the Fund retains the portfolio security and engages in an offsetting transaction, the Fund, at the time of execution of the offsetting transaction, will incur a gain or loss to the extent that movement has occurred in forward contract prices. Should forward prices decline during the period between the Fund's entering into a forward contract for the sale of a currency and the date that it enters into an offsetting contract for the purchase of the currency, the Fund will realize a gain to the extent that the price of the currency that it has agreed to sell exceeds the price of the currency that it has agreed to purchase. Should forward prices increase, the Fund will suffer a loss to the extent that the price of the currency that it has agreed to purchase exceeds the price of the currency that it has agreed to sell.

     The cost to the Fund of engaging in currency transactions varies with the factors such as the currency involved, the length of the contract period and the market conditions then prevailing. Because transactions in currency exchange are usually conducted on a principal basis, no fees or commissions are involved. The use of forward currency contracts does not eliminate fluctuations in the underlying prices of the securities, but it does establish a rate of exchange that can be achieved in the future. In addition, although forward currency contracts limit the risk of loss due to a decline in the value of the hedged currency, at the same time, they limit any potential gain that might result should the value of the currency increase.


14

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High Income Opportunity Fund Inc.

--------------------------------------------------------------------------------
Investment Practices (continued)
--------------------------------------------------------------------------------

     Options on Foreign Currencies. The Fund may purchase options on a foreign currency in which securities held by the Fund are denominated to protect against a decline in the value of the currency in relation to the currency in which the exercise price is denominated. The benefit to the Fund derived from purchase of foreign currency options, like the benefit derived from other types of options, will be reduced by the amount of the premium and related transaction costs. In addition, if currency rates do not move in the direction or to the extent anticipated, the Fund could sustain losses on transactions in foreign currency options that would require it to forego a portion or all of the benefits of advantageous changes in the rates. Options on foreign currencies purchased by the Fund may be traded on domestic and foreign exchanges or traded over-the-counter.

     When-Issued and Delayed Delivery Securities. The Fund may purchase securities on a when-issued basis, or may purchase or sell securities for delayed delivery. In when-issued or delayed delivery transactions, delivery of the securities occurs beyond normal settlement periods, but no payment or delivery will be made by the Fund prior to the actual delivery or payment by the other party to the transaction. Securities purchased on a when-issued or delayed delivery basis may expose the Fund to risk because the securities may experience fluctuations in value prior to their delivery. Purchasing securities on a when-issued or delayed delivery basis can involve the additional risk that the yield available in the market when the delivery takes place may be higher than that obtained in the transaction itself.

     Lending Securities. The Fund is authorized to lend securities it holds to brokers, dealers and other financial organizations, but it will not lend securities to any affiliate of the Investment Manager, including Smith Barney, unless the Fund applies for and receives specific authority to do so from the SEC.

     Short Sales Against the Box. The Fund may make short sales of securities in order to reduce market exposure and/or to increase its income if, at all times when a short position is open, the Fund owns an equal or greater amount of such securities or owns preferred stock, debt or warrants convertible or exchangeable into an equal or greater number of the shares of the securities sold short. Short sales of this kind are referred to as short sales "against the box."

     Non-Publicly Traded and Illiquid Securities. The Fund may invest up to 20% of its assets in illiquid securities. The sale of securities that are not publicly traded is typically restricted under the federal securities laws. As a result, the Fund may be forced to sell these securities at less than fair market value or may not be able to sell them when the Investment Manager believes it desirable to do so. The Fund's investments in illiquid securities are subject to the risk that should the Fund desire to sell any of these securities when a buyer is not available at a price that the Fund

High Income Opportunity Fund Inc.

--------------------------------------------------------------------------------
Investment Practices (continued)
--------------------------------------------------------------------------------

deems representative of its value, the value of the Fund's net assets could be adversely affected.

     Securities of Unseasoned Issuers. Securities in which the Fund may invest may have limited marketability and, therefore, may be subject to wide fluctuations in market value. In addition, the issuers of certain securities may lack a significant operating history and be dependent on products or services without an established market share.

     Securities of Developing Countries. A developing country generally is considered to be a country that is in the initial stages of its industrialization cycle. Investing in the equity and fixed-income markets of developing countries involves exposure to economic structures that are generally less diverse and mature, and to political systems that can be expected to have less stability, than those of developed countries. Historical experience indicates that the markets of developing countries have been more volatile and have provided higher returns than the markets of the more mature economies of developed countries.

     See the Statement of Additional Information for a detailed description of the Fund's investment practices.

--------------------------------------------------------------------------------
Share Price Data
--------------------------------------------------------------------------------

     The Fund's Common Stock is listed on the NYSE under the symbol "HIO." Smith Barney also intends to make a market in the Common Stock.

     The following table sets forth for the Fund's Common Stock the following information for each quarterly period during the last two fiscal years: high and low sales prices and net asset values; sales price and net asset value at quarter-end; and the premium (discount) of the sales price to net asset value at quarter-end.

                                                   NYSE
                         NYSE           NAV      Price at    NAV at
                         Price         Price     Quarter-   Quarter-   Premium
Three Months Ended       Range         Range        End       End     (Discount)
================================================================================

12/31/94            $10.63- $9.63  $11.21-$10.66   $9.75     $10.78     (9.55)%
 3/31/95             11.06-  9.88   11.11- 10.72   10.38      11.11     (6.66)
 6/30/95             11.25- 10.38   11.50- 11.11   10.63      11.36     (6.47)
 9/30/95             10.88- 10.50   11.58- 11.37   10.50      11.48     (8.54)
12/31/95             11.00- 10.50   11.47- 11.62   10.50      11.62     (9.64)
 3/31/96             11.38- 10.63   11.89- 11.61   11.13      11.61     (4.13)
 6/30/96             11.25- 10.63   11.65- 11.46   10.75      11.50     (6.52)
 9/30/96             11.50- 10.75   11.72- 11.43   11.50      11.72     (1.63)
================================================================================

High Income Opportunity Fund Inc.

--------------------------------------------------------------------------------
Share Price Data (continued)
--------------------------------------------------------------------------------


     As of January 24, 1997, the price per share of Common Stock as quoted on the NYSE was $11.625, representing a 2.56% discount from the Common Stock's net asset value calculated on that day.


--------------------------------------------------------------------------------
Taxation
--------------------------------------------------------------------------------

     The following is a summary of the material Federal tax considerations affecting the Fund and its Common Stockholders; see the Statement of Additional Information for a further discussion. In addition to the considerations described below and in the Statement of Additional Information, which are applicable to any investment in the Fund, there may be other Federal, state, local or foreign tax considerations applicable to particular investors. Prospective stockholders are therefore urged to consult their tax advisers with respect to the tax consequences to them of an investment in the Fund.

     TAXATION OF THE FUND

     The Fund intends to qualify each year and elect to be treated as a regulated investment company for federal income tax purposes. In order to so qualify, the Fund must satisfy certain tests regarding the nature of its income and assets. If the Fund qualifies as a regulated investment company and distributes to its stockholders at least 90% of its net investment income, then the Fund will not be subject to federal income tax on the income so distributed. However, the Fund would be subject to corporate income tax on any undistributed income. In addition, the Fund will be subject to a nondeductible 4% excise tax on the amount by which the income it distributes in any calendar year is less than a required amount.

     The Fund may acquire securities which do not pay interest currently in an amount equal to their effective interest rate, such as zero coupon, pay-in-kind, or delayed interest securities. As the holder of such a security, the Fund is required to include in taxable income the portion of the excess of the stated value of the security at maturity, plus any interest that is not paid currently, over its issue price ("original issue discount") that accrues on the security for the taxable year, even if the Fund receives no payment on the security during the year. Because the Fund must distribute annually substantially all of its investment company taxable income, including any original issue discount, in order to qualify as a RIC and to avoid imposition of the 4% excise tax, the Fund may be required in a particular year to distribute dividends in an amount that is greater than the total amount of cash the Fund actually receives as distributions on the securities it owns. Those distributions

High Income Opportunity Fund Inc.

--------------------------------------------------------------------------------
Taxation (continued)
--------------------------------------------------------------------------------

will be made from the Fund's cash assets or from the proceeds of sales of portfolio securities, if necessary. The Fund may realize capital gains or losses from those sales, which would increase or decrease the Fund's investment company taxable income or net capital gain.

     The Fund may also acquire securities at a market discount. Market discount is generally equal to (other than in the case of an obligation issued with original issue discount) the excess of the price of the obligation at issuance over the purchase price at which it is acquired by a subsequent purchaser. Market discount is treated as interest income, rather than as capital gain, when ultimately recognized by the purchaser. The market discount rules may cause the Fund to recognize more ordinary, and less capital gain, than would be the case if the Fund had acquired securities at a price equal to that at which the securities had originally been issued.

     Foreign Taxes. Dividends and interest on foreign securities held by the Fund may be subject to income, withholding or other taxes imposed by foreign countries and U.S. possessions that would reduce the yield on the Fund's securities. Tax conventions between certain countries and the United States may reduce or eliminate these taxes, however, and foreign countries generally do not impose taxes on capital gains in respect of investments by foreign investors. The Fund does not expect to be eligible to pass through any such taxes to the Fund's stockholders. As a result, any such taxes imposed on the Fund would not be deductible or creditable by the Fund's stockholders.

     TAXATION OF STOCKHOLDERS

     Distributions. In general, all distributions to stockholders attributable to the Fund's net investment income will be taxable as ordinary income whether paid in cash or reinvested in additional shares of Common Stock pursuant to the Dividend Reinvestment Plan.

     Although the Fund does not expect to realize significant net capital gains, to the extent the Fund does realize net capital gains, it intends to distribute such gains at least annually and designate them as capital gain dividends. Capital gain dividends are taxable as long-term capital gains, whether paid in cash or reinvested in additional shares of Common Stock, regardless of how long the shares have been held. The Fund may elect to retain its net capital gain and pay corporate income tax thereon. In such event, the Fund would most likely make an election which would require each stockholder of record on the last day of the Fund's taxable year to include in income for tax purposes his proportionate share of the Fund's undistributed net capital gain. If such an election is made, each stockholder would be entitled to credit his proportionate share of the tax paid by the Fund against his

High Income Opportunity Fund Inc.

--------------------------------------------------------------------------------
Taxation (continued)
--------------------------------------------------------------------------------

federal income tax liabilities and to claim refunds to the extent that the credit exceeds such liabilities. In addition, the stockholder would be entitled to increase the basis of his shares for federal income tax purposes by an amount equal to 65% of his proportionate share of the undistributed net capital gain.

     Stockholders receiving distributions in the form of additional shares purchased by the Plan Agent pursuant to the Dividend Reinvestment Plan will be treated for federal income tax purposes as receiving the amount of cash received by the Plan Agent on their behalf. In general, the basis of such shares will equal the price paid by the Plan Agent for such shares, including brokerage commissions.

     Sales of Shares. In general, if a share of Common Stock is sold, the seller will recognize gain or loss equal to the difference between the amount realized on the sale and the seller's adjusted basis in the share. However, any loss recognized by a stockholder within six months of purchasing the shares will be treated as a long-term capital loss to the extent of any capital gain dividends received by the stockholder and the stockholder's share of undistributed net capital gain. In addition, any loss realized on a sale of shares of Common Stock will be disallowed to the extent the shares disposed of are replaced within a 61-day period beginning 30 days before and ending 30 days after the disposition of the shares. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Any gain or loss realized upon a sale of shares by a stockholder who is not a dealer in securities will be treated as capital gain or loss.

     Backup Withholding. The Fund may be required to withhold federal income tax at the rate of 31% of any payments made to a stockholder if the stockholder has not provided a correct taxpayer identification number and certain required certifications to the Fund, or if the Secretary of the Treasury notifies the Fund that the number provided by a stockholder is not correct or that the stockholder has not reported all interest and dividend income required to be shown on the stockholder's federal income tax return.

The foregoing discussion is a summary of certain of the current federal income tax laws regarding the Fund and investors in the shares of Common Stock and does not deal with all of the federal income tax consequences applicable to the Fund, or to all categories of investors, some of which may be subject to special rules. Prospective investors should consult their own tax advisors regarding the federal, state, local, foreign and other tax consequences to them of investments in the Fund.

High Income Opportunity Fund Inc.

--------------------------------------------------------------------------------
Management of the Fund
--------------------------------------------------------------------------------

     BOARD OF DIRECTORS

     The business and affairs of the Fund, including the general supervision of the duties performed by the Investment Manager under the Investment Management Agreement, are the responsibility of the Fund's Board of Directors.

     INVESTMENT MANAGER


     The Greenwich Street Advisors Division of Smith Barney Mutual Funds Management Inc. ("SBMFM" or the "Manager") serves as the Fund's investment manager. Smith Barney Mutual Funds Management Inc. was incorporated in 1968 and currently manages investment companies with total assets in excess of $80 billion as of December 31, 1996. SBMFM is wholly-owned by Smith Barney Holdings Inc., the parent company of Smith Barney. Smith Barney Holdings Inc. is a wholly-owned subsidiary of Travelers Group Inc. ("Travelers"), a financial services holding company engaged, through its subsidiaries, principally in four business segments: Investment Services, Consumer Finance Services, Life Insurance Services and Property & Casualty Insurance Services. SBMFM, Smith Barney Holdings Inc. and Smith Barney are each located at 388 Greenwich Street, New York, New York 10013.


     Subject to the supervision and direction of the Fund's Board of Directors, SBMFM manages the securities held by the Fund in accordance with the Fund's stated investment objectives and policies, makes investment decisions for the Fund, places orders to purchase and sell securities on behalf of the Fund and employs managers and securities analysts who provide research services to the Fund. The Fund pays the Investment Manager a fee for the services provided to the Fund that is computed daily and paid monthly at the annual rate of 1.15% of the value of the Fund's average daily net assets. This fee is higher than the rates for similar services paid by other publicly offered, closed-end, management investment companies that have investment objectives and policies similar to those of the Fund.


     Mr. John C. Bianchi, a Managing Director of Smith Barney, has been responsible for management of the Fund's portfolio within the investment framework described above since the Fund's inception. Mr. Bianchi acts as principal portfolio manager for the Fund and for the following other funds:
Smith Barney High Income Fund and Zenix Income Fund.


     Mr. Bianchi has more than fourteen years of investment advisory experience. He joined Greenwich Street Advisors in 1985. Prior thereto, Mr. Bianchi was employed as a Senior Investment Analyst at Metropolitan Life Insurance Company, where he worked in all sectors of the bond market, specializing in high

High Income Opportunity Fund Inc.

--------------------------------------------------------------------------------
Management of the Fund (continued)
--------------------------------------------------------------------------------

grade and high yield corporate bonds and notes. Mr. Bianchi holds a B.A. from Seton Hall University and an M.B.A. in Finance from Fairleigh Dickenson University.

--------------------------------------------------------------------------------
Dividends and Distributions
--------------------------------------------------------------------------------

     The Fund expects to pay monthly dividends of net investment income (income other than net realized gains) to the holders of the Common Stock. Under the Fund's current policy, which may be changed at any time by the Board of Directors, the Fund's monthly dividends will be made at a level that reflects the past and projected performance of the Fund, which policy over time will result in the distribution of all net investment income of the Fund. Net income of the Fund consists of all interest income accrued on the Fund's assets less all expenses of the Fund. Expenses of the Fund are accrued each day. Net realized capital gains, if any, will be distributed to the stockholders at least once a year.

--------------------------------------------------------------------------------
Dividend Reinvestment Plan
--------------------------------------------------------------------------------

     Under the Fund's Dividend Reinvestment Plan (the "Plan"), a stockholder whose shares of Common Stock are registered in his own name will have all distributions from the Fund reinvested automatically by First Data as agent under the Plan, unless the stockholder elects to receive cash. Distributions with respect to shares registered in the name of a broker-dealer or other nominee (that is, in "street name") will be reinvested by the broker or nominee in additional shares under the plan, unless the service is not provided by the broker or nominee or the stockholder elects to receive distributions in cash. Investors who own Common Stock registered in street name should consult their broker-dealers for details regarding reinvestment. All distributions to Fund stockholders who do not participate in the Plan will be paid by check mailed directly to the record holder by or under the direction of First Data as dividend-paying agent.

     If the Fund declares a dividend or capital gains distribution payable either in shares of Common Stock or in cash, stockholders who are not Plan participants will receive cash, and Plan participants will receive the equivalent amount in shares of Common Stock. When the market price of the Common Stock is equal to or exceeds the net asset value per share of the Common Stock on the Valuation Date (as defined below), Plan participants will be issued shares of Common Stock valued

High Income Opportunity Fund Inc.

--------------------------------------------------------------------------------
Dividend Reinvestment Plan (continued)
--------------------------------------------------------------------------------

at the net asset value most recently determined as described in the Statement of Additional Information under "Net Asset Value" or, if net asset value is less than 95% of the then current market price of the Common Stock, then at 95% of the market value. The Valuation Date is the dividend or capital gains distribution payment date or, if that date is not a NYSE trading day, the immediately preceding trading day.

     If the market price of the Common Stock is less than the net asset value of the Common Stock, or if the Fund declares a dividend or capital gains distribution payable only in cash, a broker-dealer not affiliated with Smith Barney, as purchasing agent for Plan participants (the "Purchasing Agent"), will buy Common Stock in the open market, on the NYSE or elsewhere, for the participants' accounts. If, following the commencement of the purchases and before the Purchasing Agent has completed its purchases, the market price exceeds the net asset value of the Common Stock, the average per share purchase price paid by the Purchasing Agent may exceed the net asset value of the Common Stock, resulting in the acquisition of fewer shares than if the dividend or capital gains distribution had been paid in Common Stock issued by the Fund at net asset value. Additionally, if the market price exceeds the net asset value of shares before the Purchasing Agent has completed its purchases, the Purchasing Agent is permitted to cease purchasing shares and the Fund may issue the remaining shares at a price equal to the greater of (a) net asset value or
(b) 95% of the then current market price. In a case where the Purchasing Agent has terminated open market purchases and the Fund has issued the remaining shares, the number of shares received by the participant in respect of the cash dividend or distribution will be based on the weighted average of prices paid for shares purchased in the open market and the price at which the Fund issues the remaining shares. First Data will apply all cash received as a dividend or capital gains distribution to purchase Common Stock on the open market as soon as practicable after the record date of the dividend or capital gains distribution, but in no event later than 30 days after that date, except when necessary to comply with applicable provisions of the federal securities laws.

     First Data maintains all stockholder accounts in the Plan and furnishes written confirmations of all transactions in each account, including information needed by a stockholder for personal and tax records. The automatic reinvestment of dividends and capital gains will not relieve Plan participants of any income tax that may be payable on the dividends or capital gains distributions. Common Stock in the account of each Plan participant will be held by First Data on behalf of the Plan participant, and each stockholder's proxy will include those shares purchased pursuant to the Plan.

High Income Opportunity Fund Inc.

--------------------------------------------------------------------------------
Dividend Reinvestment Plan (continued)
--------------------------------------------------------------------------------

     Plan participants are subject to no charge for reinvesting dividends and capital gains distributions. First Data fees for handling the reinvestment of dividends and capital gains distributions will be paid by the Fund. No brokerage charges apply with respect to shares of Common Stock issued directly by the Fund as a result of dividends or capital gains distributions payable either in Common Stock or in cash. Each Plan participant will, however, bear a proportionate share of brokerage commissions incurred with respect to open market purchases made in connection with the reinvestment of dividends or capital gains distributions.

     Experience under the Plan may indicate that changes to it are desirable. The Fund reserves the right to amend or terminate the Plan as applied to any dividend or capital gains distribution paid subsequent to written notice of the change sent to participants at least 30 days before the record date for the dividend or capital gains distribution. The Plan also may be amended or terminated by First Data, with the Fund's prior written consent, on at least 30 days' written notice to Plan participants. All correspondence concerning the Plan should be directed by mail to First Data Investor Services Group, Inc., P.O. Box 1376, Boston, Massachusetts 02104.

--------------------------------------------------------------------------------
Repurchase of Shares
--------------------------------------------------------------------------------

     The Fund's Board of Directors currently intends to consider from time to time repurchases of Common Stock on the open market or in private transactions or the making of tender offers for Common Stock. The Fund may repurchase shares of its Common Stock in the open market or in privately negotiated transactions when the Fund can do so at prices below their then current net asset value per share on terms that the Board of Directors believes represent a favorable investment opportunity.

     Before authorizing any repurchase of Common Stock or tender offer to the Common Stock stockholders, the Fund's Board of Directors will consider all relevant factors, including the market price of the Common Stock, its net asset value per share, the liquidity of the Fund's securities positions, the effect an offer or repurchase might have on the Fund or its stockholders and relevant market conditions. Any offer will be made in accordance with the requirements of the 1940 Act and the Securities Exchange Act of 1934. Although the matter will be subject to Board of Directors review, at this time a tender offer is not expected to be made if the anticipated benefit to stockholders and the Fund would not be commensurate with the anticipated cost to the Fund, or if the number of shares expected to be tendered would not be material. See the Statement of Additional Information for additional information concerning the repurchase of Common Stock.

High Income Opportunity Fund Inc.

--------------------------------------------------------------------------------
Description of Shares
--------------------------------------------------------------------------------

     The Fund was incorporated under the laws of the State of Maryland on July 30, 1993 by the Articles of Incorporation (the "Articles of Incorporation"). The Articles of Incorporation authorize issuance of the Common Stock. The Articles of Incorporation provide that the Fund shall continue without limitation of time.

     COMMON STOCK

                                                           Amount
                                                         Outstanding
                                                     Exclusive of Shares
                                                    Held by Fund for Its
                                    Amount Held       Own Account as of
                   Amount         by Fund for Its        January 13,
 Title of Class  Authorized         Own Account             1997

================================================================================
     Common      500,000,000
      Stock        Shares                0               69,858,000
================================================================================

     No shares, other than those currently outstanding, are offered for sale pursuant to this Prospectus. All shares of Common Stock have equal non-cumulative voting rights and equal rights with respect to dividends, assets and liquidation. Shares of Common Stock will be fully paid and non-assessable when issued and have no preemptive, conversion or exchange rights.

     ANTI-TAKEOVER PROVISIONS IN THE ARTICLES OF INCORPORATION

     The Fund's Articles of Incorporation include provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Directors, and could have the effect of depriving stockholders of an opportunity to sell their shares of Common Stock at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund. Commencing with the first annual meeting of stockholders, the Board of Directors will be divided into three classes. At the annual meeting of stockholders, in each year thereafter, the term of one class will expire and each Director elected to the class will hold office for a term of three years. The classification of the Board of Directors in this manner could delay for an additional year the replacement of a majority of the Board of Directors. A Director may be removed from office only by vote of the holders of at least 75% of the shares of Common Stock entitled to be voted on the matter. In addition, the Articles of Incorporation require the affirmative vote of at least 75% of the Board of Directors and stockholders to authorize certain Fund transactions not in the ordinary course of business (including a merger) unless certain conditions are met which would have the result of reducing the number of Directors and stockholders necessary to approve such a transaction. See "Repurchase of Shares and Conversion to Open-End Fund" in the Statement of Additional Information.

High Income Opportunity Fund Inc.

--------------------------------------------------------------------------------
Description of Shares (continued)
--------------------------------------------------------------------------------

     The Board of Directors has determined that the 75% voting requirements described above, which are greater than the minimum requirements under Maryland law or the 1940 Act, are in the best interests of stockholders generally. Reference should be made to the Articles of Incorporation on file with the Securities and Exchange Commission for the full text of these provisions.

     CONVERSION TO OPEN-END FUND

     The Fund's Articles of Incorporation require the favorable vote of the holders of at least two-thirds of the shares of Common Stock then entitled to be voted on the matter to authorize the conversion of the Fund from a closed-end to an open-end investment company as defined in the 1940 Act, unless two-thirds of certain members of the Board of Directors approve such a conversion. In the latter case, the affirmative vote of a majority of the shares outstanding and entitled to vote on the matter will be required to approve an amendment to the Fund's Articles of Incorporation providing for the conversion of the Fund to an open-end investment company. A detailed description of the Fund's ability to convert to open-end status is discussed in the Statement of Additional Information.

--------------------------------------------------------------------------------
Custodian and Transfer Agent
--------------------------------------------------------------------------------

     PNC Bank, National Association, 17th and Chestnut Streets, Philadelphia, Pennsylvania 19103 acts as custodian of the Fund's investments. First Data, located at Exchange Place, Boston, Massachusetts 02109, serves as agent in connection with the Plan and serves as the Fund's transfer agent, dividend-paying agent and registrar.

--------------------------------------------------------------------------------
Experts
--------------------------------------------------------------------------------

     The audited financial statements have been incorporated by reference in the Statement of Additional Information in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.


     KPMG Peat Marwick LLP, has been selected as the Fund's independent auditor to examine and report on the Fund's financial statements and highlights for the fiscal year ending September 30, 1997.

High Income Opportunity Fund Inc.

--------------------------------------------------------------------------------
Other Information
--------------------------------------------------------------------------------

     The Prospectus and the Statement of Additional Information do not contain all of the information set forth in the Registration Statement that the Fund has filed with the Securities and Exchange Commission. The complete Registration Statement may be obtained from the Securities and Exchange Commission upon payment of the fee prescribed by its Rules and Regulations.

     The table of contents of the Statement of Additional Information is as follows:
                                                                            Page
                                                                            ----
     Investment Objectives and Policies ..................................  B-2
     Investment Restrictions .............................................  B-9
     Net Asset Value .....................................................  B-11
     Taxation ............................................................  B-12
     Officers and Directors ..............................................  B-17
     Portfolio Transactions ..............................................  B-20
     Management of the Fund ..............................................  B-21
     Repurchase of Shares and Conversion to Open-End Fund ................  B-22
     Financial Statements ................................................  B-25

     No person has been authorized to give any information or to make any representations not contained in this Prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by the Fund, the Fund's investment manager or Smith Barney. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the shares of Common Stock offered by this Prospectus, nor does it constitute an offer to sell or a solicitation of an offer to buy the shares of Common Stock by anyone in any jurisdiction in which the offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder will, under any circumstances, create any implication that there has been no change in the affairs of the Fund since the date of this Prospectus. If any material change occurs while this Prospectus is required by law to be delivered, however, this Prospectus will be supplemented or amended accordingly.

High Income Opportunity Fund Inc.

--------------------------------------------------------------------------------
Appendix A
--------------------------------------------------------------------------------

                             DESCRIPTION OF RATINGS

     DESCRIPTION OF MOODY'S CORPORATE BOND RATINGS:

          Aaa -- Bonds that are rated Aaa are judged to be of the best quality, carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments with respect to these bonds are protected by a large or by an exceptionally stable margin, and principal is secure. Although the various protective elements applicable to these bonds are likely to change, those changes are most unlikely to impair the fundamentally strong position of these bonds.

          Aa -- Bonds that are rated Aa are judged to be of high quality by all standards and together with the Aaa group comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities, or fluctuation of protective elements may be of greater amplitude, or other elements may be present that make the long-term risks appear somewhat larger than in Aaa securities.

          A -- Bonds that are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest with respect to these bonds are considered adequate, but elements may be present that suggest a susceptibility to impairment sometime in the future.

          Baa -- Bonds rated Baa are considered to be medium grade obligations; that is, they are neither highly protected nor poorly secured. Interest payment and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. These bonds lack outstanding investment characteristics and may have speculative characteristics as well.

          Ba -- Bonds that are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safe-guarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

          B -- Bonds that are rated B generally lack characteristics of desirable investments. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

High Income Opportunity Fund Inc.

--------------------------------------------------------------------------------
Appendix A (continued)
--------------------------------------------------------------------------------

          Caa -- Bonds that are rated Caa are of poor standing. These issues may be in default or present elements of danger may exist with respect to principal or interest.

          Ca -- Bonds that are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

          C -- Bonds that are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

          Moody's applies the numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through B. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic ranking category.

     DESCRIPTION OF S&P CORPORATE BOND RATINGS:

          AAA -- Bonds rated AAA have the highest rating assigned by S&P to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

          AA -- Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

          A -- Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

          BBB -- Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

          BB, B and CCC -- Bonds rated BB and B are regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay

High Income Opportunity Fund Inc.

--------------------------------------------------------------------------------
Appendix A (continued)
--------------------------------------------------------------------------------

principal in accordance with the terms of the obligation. BB represents a lower degree of speculation than B and CCC the highest degree of speculation. While such bonds will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

          C -- The rating C is reserved for income bonds on which no interest is being paid.

          D -- Bonds rated D are in default, and payment of interest and/or repayment of principal is in arrears.

          S&P's letter ratings may be modified by the addition of a plus or a minus sign, which is used to show relative standing within the major rating categories, except in the AAA-Prime Grade category.

                                                                    SMITH BARNEY
                                                                    ------------

                                                A Member of TravelersGroup[LOGO]


                                       High Income
                                       Opportunity
                                       Fund Inc.

                                       Common Stock

                                       388 Greenwich Street
                                       New York, New York 10013


                                       FD0859 1/97




	 HIGH INCOME OPPORTUNITY FUND INC.

	STATEMENT OF ADDITIONAL INFORMATION


	High Income Opportunity Fund Inc. (the "Fund") is a diversified, closed-end management investment company whose investment objective is to provide shareholders with high current income with capital appreciation. This
Statement of Additional Information is not a prospectus, but should be read in conjunction with the Prospectus for the Fund dated January 31, 1997 (the "Prospectus"). This Statement of Additional Information does not include all information that a prospective investor should consider before purchasing the Fund's shares of common stock, and investors should obtain and read the Prospectus prior to purchasing shares. A copy of the Prospectus may be obtained without charge, by calling (212) 723-9218. This Statement of Additional Information incorporates by reference the entire Prospectus.


	TABLE OF CONTENTS
	Page
	Investment Objectives and Policies	B-2
	Investment Restrictions	B-9
	Net Asset Value	B-11
	Taxation	 B-12
	Officers and Directors	 B-17
	Portfolio Transactions	 B-20
	Management of the Fund	 B-21
	Repurchase of  Shares and Conversion to Open-End Fund	 B-22

	The Prospectus and this Statement of Additional Information omit certain of the information contained in the registration statement filed with the Securities and Exchange Commission, Washington, D.C. (the "SEC"). These items may be obtained from the SEC upon payment of the fee prescribed, or inspected at the SEC's office at no charge.



	This Statement of Additional Information is dated January 31, 1997






	INVESTMENT OBJECTIVES AND POLICIES

	Corporate Securities. The Fund may invest in corporate fixed-income securities of both domestic and foreign issuers, such as bonds, debentures, notes, equipment lease certificates, equipment trust certificates and preferred stock. Certain of the corporate fixed-income securities in which the Fund may invest may involve equity characteristics. The Fund may, for example, invest in warrants for the acquisition of stock of the same or of a different issuer or in corporate fixed-income securities that have conversion or exchange rights permitting the holder to convert or exchange the securities at a stated price within a specified period of time into a specified number of shares of common stock. In addition, the Fund may invest in participations that are based on revenues, sales or profits of an issuer or in common stock offered as a unit with corporate fixed-income securities.

	Money Market Instruments. Pending investment of the proceeds of the Offering and when Smith Barney Mutual Funds Management Inc. (the "Investment Manager") believes that economic circumstances warrant a temporary defensive posture, the Fund may invest without limitation in short-term money market instruments. The Fund may also invest in money market instruments to help defray operating expenses, to serve as collateral in connection with certain investment techniques (see "Investment Practices" below) and to hold as a reserve pending the payment of dividends to investors. To the extent the Fund invests in short-term money market instruments, it may not be pursuing its investment objectives.

	Money market instruments that the Fund may acquire will be securities rated in the two highest short-term rating categories by Moody's Investors Service ("Moody's") or Standard & Poor's Ratings Group ("S&P") or the equivalent from another major rating service or comparable unrated securities. Money market instruments in which the Fund typically expects to invest include: U.S. government securities; bank obligations (including certificates of deposit, time deposits and bankers' acceptances of U.S. or foreign banks); commercial paper; and repurchase agreements.

	The Fund may enter into repurchase agreement transactions with certain member banks of the Federal Reserve System or with certain dealers listed on the Federal Reserve Bank of New York's list of reporting dealers. A repurchase agreement is a contract under which the buyer of a security simultaneously commits to resell the security to the seller at an agreed-upon price on an agreed-upon date. Under the terms of a typical repurchase agreement, the Fund would acquire an underlying obligation for a relatively short period (usually not more than seven days) subject to an obligation of the seller to repurchase, and the Fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the Fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the Fund's holding period. Under each repurchase agreement, the selling institution will be required to maintain the value of the securities subject to the repurchase agreement at not less than their repurchase price. Repurchase agreements could involve certain risks in the event of default or insolvency of the seller, including possible delays or restrictions on the Fund's ability to dispose of the underlying securities.
In evaluating these potential risks, the Investment Manager, acting under the supervision of the Fund's Board of Directors, and on an ongoing basis, monitors (1) the value of the collateral underlying each repurchase agreement of the Fund to ensure that the value is at least equal to the total amount of the repurchase obligation, including interest, and (2) the creditworthiness of the banks and dealers with which the Fund enters into repurchase agreements.

	Government Securities. The Fund may invest in direct obligations of the United States and obligations issued by U.S. government agencies and instrumentalities. Included among direct obligations of the United States are Treasury Bills, Treasury Notes and Treasury Bonds, which differ principally in terms of their maturities. Included among the securities issued by U.S. government agencies and instrumentalities are: Securities that are supported by the full faith and credit of the United States (such as Government National Mortgage Association certificates); securities that are supported by the right of the issuer to borrow from the U.S. Treasury (such as securities of Federal Home Loan Banks); and securities that are supported by the credit of the instrumentality (such as Federal National Mortgage Association and Federal
Home Loan Mortgage Corporation bonds).

	Zero Coupon, Pay-In-Kind and Delayed Interest Securities. The Fund may invest in zero coupon, pay-in-kind and delayed interest securities as well as custodial receipts or certificates underwritten by securities dealers or banks that evidence ownership of future interest payments, principal payments or both on certain U.S. government securities. Zero coupon securities pay no cash income to their holders until they mature and are issued at substantial discounts from their value at maturity. When held to maturity, their entire return comes from the difference between their purchase price and their maturity value. Pay-in-kind securities pay interest through the issuance to the holders of additional securities, and delayed interest securities are securities which do not pay interest for a specified period. Because interest on zero coupon, pay-in-kind and delayed interest securities is not paid on a current basis, the values of securities of this type are subject to greater fluctuations than are the values of securities that distribute income regularly and may be more speculative than such securities. Accordingly, the values of these securities may be highly volatile as interest rates rise or fall. In addition, the Fund's investments in zero coupon, pay-in-kind and delayed interest securities will result in special tax consequences. Although zero coupon securities do not make interest payments, for tax purposes a portion of the difference between a zero coupon security's maturity value and its purchase price is taxable income of the Fund each year.

	Custodial receipts evidencing specific coupon or principal payments have the same general attributes as zero coupon U.S. government securities but are not considered to be U.S. government securities. Although under the terms of a custodial receipt the Fund is typically authorized to assert its rights directly against the issuer of the underlying obligation, the Fund may be required to assert through the custodian bank such rights as may exist against the underlying issuer. Thus, in the event the underlying issuer fails to pay principal and/or interest when due, the Fund may be subject to delays, expenses and risks that are greater than those that would have been involved if the Fund had purchased a direct obligation of the issuer. In addition, in the event that the trust or custodial account in which the underlying security has been deposited is determined to be an association taxable as a corporation, instead of a non-taxable entity, the yield on the underlying security would be reduced in respect of any taxes paid.


Investment Practices

	The Fund may employ, among others, the investment techniques described below:

	Convertible Securities and Synthetic Convertible Securities. Convertible securities are fixed-income securities that may be converted at either a stated price or stated rate into underlying shares of common stock. Convertible securities have general characteristics similar to both fixed-income and equity securities. Although to a lesser extent than with fixed-income securities generally, the market value of convertible securities tends to decline as interest rates increase and, conversely, tends to increase as interest rates decline. In addition, because of the conversion feature, the market value of convertible securities tends to vary with fluctuations in the market value of the underlying common stocks and, therefore, also will react to variations in the general market for equity securities.

	Like fixed-income securities, convertible securities are investments which provide for a stable stream of income with generally higher yields than common stocks. Of course, like all fixed-income securities, there can be no assurance of current income because the issuers of the convertible securities may default on their obligations. Convertible securities, however, generally offer lower interest or dividend yields than non-convertible securities of similar quality because of the potential for capital appreciation. A convertible security, in addition to providing fixed income, offers the potential for capital appreciation through the conversion feature, which enables the holder to benefit from increases in the market price of the underlying common stock. However, there can be no assurance of capital appreciation because securities prices fluctuate.

	Convertible securities generally are subordinated to other similar but non-convertible securities of the same issuer, although convertible bonds enjoy seniority in right of payment to all equity securities, and convertible preferred stock is senior to common stock of the same issuer. Because of the subordination feature, however, convertible securities typically have lower ratings than similar non-convertible securities.

	Unlike a convertible security, which is a single security, a synthetic convertible security is comprised of distinct securities that together resem-ble convertible securities in certain respects. Synthetic convertible securities are typically created by combining non-convertible bonds or preferred stocks with warrants or stock call options. The options that will form elements of synthetic convertible securities may be listed on a securities exchange or on the National Association of Securities Dealers Automated Quotation System or may be privately traded. The components of a synthetic convertible security generally are not offered as a unit and may be purchased and sold by the Fund at different times. Synthetic convertible securities differ from convertible securities in certain respects, including that each component of a synthetic convertible security has a separate market value and responds differently to market fluctuations. Investing in synthetic convertible securities involves the risk normally involved in holding the securities comprising the synthetic convertible security.

	Futures Contracts and Options on Futures Contracts. The Fund may enter into interest rate and currency futures contracts and may purchase and sell put and call options on such futures contracts. The Fund will enter into such transactions for hedging purposes or for other appropriate risk-management purposes permitted under the rules and regulations of the Commodity Futures Trading Commission (the "CFTC") and the SEC. An interest rate futures con-tract is a standardized contract for the future delivery of a specified security (such as a U.S. Treasury Bond or U.S. Treasury Note) or its equivalent at a future date at a price set at the time of the contract. A currency futures contract is a standardized contract for the future delivery of a specified amount of currency at a future date at a price set at the time of the contract. The Fund may only enter into futures contracts traded on regulated commodity exchanges.

	The Fund may either accept or make delivery of cash or the underlying instrument specified at the expiration of a futures contract or, prior to expiration, enter into a closing transaction involving the purchase or sale of an offsetting contract. Closing transactions with respect to futures contracts are effected on the exchange on which the contract was entered into (or a linked exchange).

	The Fund may purchase and write put and call options on futures contracts in order to hedge all or a portion of its investments and may enter into closing purchase transactions with respect to options written by the Fund in order to terminate existing positions. There is no guarantee that such closing transactions can be effected at any particular time or at all. In addition, daily limits on price fluctuations on exchanges on which the Fund conducts its futures and options transactions may prevent the prompt liquidation of positions at the optimal time, thus subjecting the Fund to the potential of greater losses.

	An option on a futures contract, as contrasted with the direct investment in such a contract, gives the purchaser of the option the right, in return for the premium paid, to assume a position in a futures contract at a specified exercise price at any time on or before the expiration date of the option. Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accomplished by delivery of the accumulated balance in the writer's futures margin account, which represents the amount by which the market price of the futures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. The potential loss related to the purchase of an option on a futures contract is limited to the premium paid for the option (plus transaction costs). With respect to options purchased by the Fund, there are no daily cash payments made by the Fund to reflect changes in the value of the underlying contract; however, the value of the option does change daily and that change would be reflected in the net asset value of the Fund.

	While the Fund may enter into futures contracts and options on futures contracts for bona fide hedging and other appropriate risk management purposes, the use of futures contracts and options on futures contracts might result in a poorer overall performance for the Fund than if it had not engaged in any such transactions. If, for example, the Fund had insufficient cash, it may have to sell a portion of its underlying portfolio of securities in order to meet daily variation margin requirements on its futures contracts or options on futures contracts at a time when it may be disadvantageous to do so. There may be an imperfect correlation between the Fund's portfolio holdings and futures contracts or options on futures contracts entered into by the Fund, which may prevent the Fund from achieving the intended hedge or expose the Fund to risk of loss. Further, the Fund's use of futures contracts and options on futures contracts to reduce risk involves cost and will be subject to the Investment Manager's ability to predict correctly changes in interest rate relationships or other factors. No assurance can be given that the Investment Manager's judgement in this respect will be correct.

	Foreign Securities. There are certain risks involved in investing in securities of companies and governments of foreign nations which are in addition to the usual risk inherent in domestic investments. These risks include those resulting from devaluation of currencies, future adverse political and economic developments and the possible imposition of currency exchange blockages or other foreign governmental laws or restrictions, the relative lack of public information concerning issuers and the lack of uniform accounting, auditing and financial reporting standards or of other regulatory practices and requirements comparable to those applicable to domestic companies. Moreover, securities of many foreign issuers and their markets may be less liquid and their prices more volatile than those of securities of comparable domestic issuers. In addition, with respect to certain foreign countries, there is the possibility of expropriation, nationalization, confiscatory taxation and limitations on the use or removal of funds or other assets of the Fund, including the withholding of dividends. Foreign securities may be subject to foreign government taxes that could reduce the yield on such securities. Because the Fund will invest in securities denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may adversely affect the value of portfolio securities and the appreciation or depreciation of investments. Investments in foreign securities also may result in higher expenses due to the cost of converting foreign currency to U.S. dollars, the payment of fixed brokerage commission on foreign exchanges, the expense of maintaining securities with foreign custodians and the imposition of transfer taxes or transaction charges associated with foreign exchanges.

	Currency Exchange Transactions. In order to protect against uncertainty in the level of future exchange rates, the Fund may engage in currency exchange transactions and purchase exchange-traded put and call options on foreign currencies. The Fund will conduct its currency exchange transactions either on a spot (i.e., cash) basis at the rate prevailing in the currency ex-change market or through entering into forward contracts to purchase or sell currencies.

	A forward currency contract involves an obligation to purchase or sell a specific currency for an agreed-upon price at an agreed-upon date, which may be any fixed number of days from the date of the contract agreed upon by the parties. These contracts are entered into in the interbank market conducted directly between currency traders (usually large commercial banks) and their customers. Although these contracts are intended to minimize the risk of loss due to a decline in the value of the hedged currency, at the same time they tend to limit any potential gain that might result should the value of the currency increase.

	The Fund's dealings in forward currency exchange transactions will be limited to hedging involving either specific transactions or portfolio positions. Transaction hedging is the purchase or sale of forward currency contracts with respect to specific receivables or payable to the Fund generally arising in connection with the purchase or sale of its securities. Position hedging, generally, is the sale of forward currency contracts with respect to portfolio security positions denominated or quoted in the currency. The Fund will not position hedge with respect to a particular currency to an extent greater than the aggregate market value at any time of the security or securities held in its portfolio denominated or quoted in or currently convertible (such as through exercise of an option or consummation of a forward currency contract) in that particular currency. If the Fund enters into a transaction hedging or position hedging transaction, it will cover the transaction through one or more of the following methods: (a) ownership of the underlying currency or an option to purchase such currency; (b) ownership of an option to enter into an offsetting forward currency contract; (c) entering into a forward contract to purchase currency being sold or to sell currency being purchased, provided that such covering contract is itself covered by any one of these methods unless the covering contract closes out the first contract; or (d) depositing into a segregated account with the custodian or a sub-custodian of the Fund cash or readily marketable securities in an amount equal to the value of the Fund's total assets committed to the consummation of the forward currency contract and not otherwise covered. In the case of transaction hedging, any securities placed in the account must be liquid debt securities. In any case, if the value of the securities placed in the segregated account declines, additional cash or securities will be placed in the account so that the value of the account will equal the above amount. Hedging transactions may be made from any foreign currency into dollars or into other appropriate currencies.

	At or before the maturity of a forward contract, the Fund either may sell a portfolio security and make delivery of the currency, or retain the security and offset its contractual obligation to deliver the currency by purchasing a second contract pursuant to which the Fund will obtain, on the same maturity date, the same amount of the currency which it is obligated to deliver. If the Fund retains the portfolio security and engages in an offsetting transaction, the Fund, at the time of execution of the offsetting transaction, will incur a gain or loss to the extent that movement has occurred in forward contract prices. Should forward prices decline during the period between the Fund's entering into a forward contract for the sale of a currency and the date that it enters into an offsetting contract for the pur-chase of the currency, the Fund will realize a gain to the extent that the price of the currency that it has agreed to sell exceeds the price of the currency that it has agreed to purchase. Should forward prices increase, the Fund will suffer a loss to the extent that the price of the currency that it has agreed to purchase exceeds the price of the currency that it has agreed to sell.

	The cost to the Fund of engaging in currency transactions varies with the factors such as the currency involved, the length of the contract period and the market conditions then prevailing. Because transactions in currency exchange are usually conducted on a principal basis, no fees or commissions are involved. The use of forward currency contracts does not eliminate fluctuations in the underlying prices of the securities, but it does establish a rate of exchange that can be achieved in the future. In addition, although forward currency contracts limit the risk of loss due to a decline in the value of the hedged currency, at the same time, they limit any potential gain that might result should the value of the currency increase.

	Although the foreign currency market may not necessarily be more volatile than the market in other commodities, the foreign currency market offers less protection against defaults in the forward trading of currencies than is available when trading in currencies occurs on an exchange. Because a forward currency contract is not guaranteed by an exchange or clearing-house, default on the contract would deprive the Fund of unrealized profits or force the Fund to cover its commitments for the purchase or resale, if any, at the current market price. In addition, if a devaluation is generally anticipated, the Fund may not be able to contract to sell the currency at a price above the anticipated devaluation level.

	Options on Foreign Currencies. The Fund may purchase put options on a foreign currency in which securities held by the Fund are denominated to protect against a decline in the value of the currency in relation to the currency in which the exercise price is denominated. The Fund may purchase a call option on a foreign currency to hedge against an adverse exchange rate of the currency in which a security that it anticipates purchasing is denominated in relation to the currency in which the exercise price is denominated. Put options convey the right to sell the underlying currency at a price which is anticipated to be higher than the spot price of the currency at the time the option expires. Call options convey the right to buy the underlying currency at a price which is expected to be lower than the spot price of the currency at the time that the option expires.

	The Fund may use foreign currency options under the same circumstances that it could use forward currency exchange transactions. A decline in the dollar value of a foreign currency in which the Fund's securities are denomi-nated, for example, will reduce the dollar value of the securities, even if their value in the foreign currency remains constant. In order to protect against such diminution in the value of securities that it holds, the Fund may purchase put options on the foreign currency. If the value of the currency does decline, the Fund will have the right to sell the currency for a fixed amount in dollars and will thereby offset, in whole or in part, the adverse effect on its securities that otherwise would have resulted. Conversely, if a rise in the dollar value of a currency in which securities to be acquired are denominated is projected, thereby potentially increasing the cost of the securities, the Fund may purchase call options on the particular currency.
The purchase of these options could offset, at least partially, the effects of the adverse movements in exchange rates. The benefit to the Fund derived from purchase of foreign currency options, like the benefit derived from other types of options, will be reduced by the amount of the premium and related transaction costs. In addition, if currency rates do not move in the direction or to the extent anticipated, the Fund could sustain losses on transactions in foreign currency options that would require it to forego a portion or all of the benefits of advantageous changes in the rates. Options on foreign currencies purchased by the Fund may be traded on domestic and foreign exchanges or traded over-the-counter.

	When-Issued and Delayed Delivery Securities. The Fund may purchase securities on a when-issued basis, or may purchase or sell securities for delayed delivery. In when-issued or delayed delivery transactions, delivery of the securities occurs beyond normal settlement periods, but no payment or delivery will be made by the Fund prior to the actual delivery or payment by the other party to the transaction. The Fund will not accrue income with respect to a when-issued or delayed delivery security prior to its stated delivery date. The Fund will establish with the Custodian a segregated account consisting of cash, U.S. government securities or other liquid high grade debt obligations, in an amount equal to the amount of the Fund's when-issued and delayed delivery purchase commitments. Placing securities rather than cash in the segregated account may have a leveraging effect on the Fund's net asset value per share; that is, to the extent that the Fund remains substantially fully invested in securities at the same time that it has committed to purchase securities on a when-issued or delayed delivery basis, greater fluctuations in its net asset value per share may occur than if it had set aside cash to satisfy its purchase commitments. Securities purchased on a when-issued or delayed delivery basis may expose the Fund to risk because the securities may experience fluctuations in value prior to their delivery. Purchasing securities on a when-issued or delayed delivery basis can involve the additional risk that the yield available in the market when the delivery takes place may be higher than that obtained in the transaction itself.

	Lending Securities. The Fund is authorized to lend securities it holds to brokers, dealers and other financial organizations, but it will not lend securities to any affiliate of the Investment Manager, including Smith Barney, unless the Fund applies for and receives specific authority to do so from the SEC. Loans of the Fund's securities, if and when made, may not exceed 20% of the Fund's assets taken at value. The Fund's loans of securities will be collateralized by cash, letters of credit or U.S. government securities that will be maintained at all times in a segregated account with PNC Bank in an amount equal to the current market value of the loaned securities. From time to time, the Fund may pay a part of the interest earned from the investment of collateral received for securities loaned to the borrower and/or a third party that is unaffiliated with the Fund and that is acting as a "finder."

	By lending its securities, the Fund can increase its income by continuing to receive interest on the loaned securities, by investing the cash collateral in short-term instruments or by obtaining yield in the form of interest paid by the borrower when U.S. government securities are used as collateral. The portfolio will adhere to the following conditions whenever it lends its securities: (1) the Fund must receive at least 100% cash collateral or equivalent securities from the borrower, which amount of collateral will be maintained by daily marking to market; (2) the borrower must increase the collateral whenever the market value of the securities loaned rises above the level of the collateral; (3) the Fund must be able to terminate the loan at any time; (4) the Fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions on the loaned securities, and any increase in market value; (5) the Fund may pay only reasonable custo-dian fees in connection with the loan; and (6) voting rights on the loaned securities may pass to the borrower, except that, if a material event adverse-ly affecting the investment in the loaned securities occurs, the Fund's Board of Directors must terminate the loan and regain the Fund's right to vote the securities.

	Short Sales Against the Box. The Fund may make short sales of securities in order to reduce market exposure and/or to increase its income if, at all times when a short position is open, the Fund owns an equal or greater amount of such securities or owns preferred stock, debt or warrants convertible or exchangeable into an equal or greater number of the shares of the securities sold short. Short sales of this kind are referred to as short sales "against the box." The broker-dealer that executes a short sale generally invests the cash proceeds of the sale until they are paid to the Fund. Arrangements may be made with the broker-dealer to obtain a portion of the interest earned by the broker on the investment of short sale proceeds. The Fund will segregate the securities against which short sales against the box have been made in a special account with its custodian. Not more than 10% of the Fund's net assets (taken at current value) may be held as collateral for such sales at any one time.

	Non-Publicly Traded and Illiquid Securities. The Fund may invest up to 20% of its assets in illiquid securities. The sale of securities that are not publicly traded is typically restricted under the federal securities laws.
The Fund's investments in illiquid securities are subject to the risk that should the Fund desire to sell any of these securities when a buyer is not available at a price that the Fund deems representative of its value, the value of the Fund's net assets could be adversely affected.

	Securities of Unseasoned Issuers. Securities in which the Fund may invest may have limited marketability and, therefore, may be subject to wide fluctuations in market value. In addition, the issuers of certain securities may lack a significant operating history and be dependent on products or services without an established market share.

	Securities of Developing Countries. A developing country generally is considered to be a country that is in the initial stages of its industrialization cycle. Investing in the equity and fixed-income markets of developing countries involves exposure to economic structures that are generally less diverse and mature, and to political systems that can be expected to have less stability, than those of developed countries.
Historical experience indicates that the markets of developing countries have been more volatile and have provided higher returns than the markets of the more mature economies of developed countries.


	INVESTMENT RESTRICTIONS

	The investment restrictions numbered 1 through 12 below have been adopted by the Fund as fundamental policies. Under the 1940 Act, a fundamental policy may not be changed without the vote of a majority of the outstanding voting securities of the Fund, as defined in the 1940 Act. Majority is defined in the 1940 Act as the lesser of (a) 67% or more of the shares present at a Fund meeting, if the holders of more than 50% of the outstanding shares of the Fund are present or represented by proxy, or (b) more than 50% of the outstanding shares.

	The investment policies adopted by the Fund prohibit the Fund from:

	*Purchasing the securities of any issuer (other than U.S. government securities) if as a result more than 5% of the value of the Fund's total assets would be invested in the securities of the issuer, except that up to 25% of the value of the Fund's total assets may be invested without regard to this 5% limitation.

	*Purchasing more than 10% of the voting securities of any one issuer (other than U.S. government securities), except that up to 25% of the value of the Fund's total assets may be invested without regard to this 10% limitation.

	*Purchasing securities on margin, except that the Fund may obtain any short-term credits necessary for the clearance of purchases and sales of securities. For purposes of this restriction, the deposit or payment of initial or variation margin in connection with futures contracts or related options will not be deemed to be a purchase of securities on margin.

	*Making short sales of securities, except that the Fund may engage in short sales "against the box."

	*Borrowing money, except that (a) the Fund may borrow from banks for temporary or emergency (not leveraging) purposes in an amount not exceeding 10% of the value of the Fund's total assets (including the amount borrowed) valued at market less liabilities (not including the amount borrowed) at the time the borrowing is made and (b) the Fund may enter into futures contracts. Whenever borrowings described in (a) exceed 5% of the value of the Fund's total assets, the Fund will not make any additional investments.

	*Pledging, hypothecating, mortgaging or otherwise encumbering the Fund's assets except to secure borrowings and as margin for commodities transactions.

	*Underwriting the securities of other issuers, except insofar as the Fund may be deemed an underwriter in the course of disposing of portfolio securities.

	*Purchasing or selling real estate or interests in real estate, except that the Fund may purchase and sell securities that are secured by real estate or interests in real estate and may purchase securities issued by companies that invest or deal in real estate.

	*Investing in commodities, except that the Fund may invest in futures contracts, options on futures contracts and options on currencies.

	*Making loans to others, except through the purchase of qualified debt obligations, the entry into repurchase agreements and loans of portfolio securities consistent with the Fund's investment objectives and policies.

	*Investing in securities of other investment companies registered or required to be registered under the 1940 Act, except as they may be acquired as part of a merger, consolidation, reorganization, acquisition of assets or an offer of exchange, or to the extent permitted by the 1940 Act.

	*Purchasing any securities which would cause more than 25% of the value of the Fund's total assets at the time of purchase to be invested in the securities of issuers conducting their principal business activities in the same industry; provided that there shall be no limit on the purchase of U.S. government securities.


	NET ASSET VALUE

	The net asset value of the common stock ("Common Stock") will be calculated as of the close of regular trading on the New York Stock Exchange ("NYSE"), currently 4:00 p.m., New York time, on each day on which the NYSE is open for trading. The Fund reserves the right to cause its net asset value to be calculated on a less frequent basis as determined by the Fund's Board of Directors. For purposes of determining net asset value, futures contracts and options on futures contracts will be valued 15 minutes after the close of regular trading on the NYSE.

	Net asset value per share of Common Stock is calculated by dividing the value of the Fund's total assets less liabilities by the number of shares. In general, the Fund's investments will be valued at market value, or in the absence of market value, at fair value as determined by or under the direction of the Fund's Board of Directors. Fund securities which are traded primarily on foreign exchanges are generally valued at the preceding closing values of such securities on their respective exchanges, except that when an occurrence subsequent to the time a value was so established is likely to have changed such value, then the fair market value of those securities will be determined by consideration of other factors by or under the direction of the Board of Directors or delegates. A security that is traded primarily on an exchange is valued at the last sale price on that exchange or, if there were no sales during the day, at the current quoted bid price. Over-the-counter securities are valued on the basis of the bid price at the close of business on each day. Investments in U.S. government securities (other than short-term securities) are valued at the average of the quoted bid and asked prices in the over-the-counter market. Short-term investments that mature in 60 days or less are valued on the basis of amortized cost (which involves valuing an investment at its cost and, thereafter, assuming a constant amortization to maturity of any discount or premium, regardless of the effect of fluctuating interest rates on the market value of the investment) when the Board of Directors has determined that amortized cost represents fair value.

	The valuation of the Fund's assets is made by the Investment Manager after consultation with an independent pricing service (the "Service") approved by the Fund's Board of Directors. When, in the judgement of the Service, quoted bid prices for investments are readily available and are representative of the bid side of the market, these investments are priced by the Service at the mean between the quoted bid prices and asked prices. Investments for which, in the judgement of the Service, no readily obtainable market quotation is available, are priced by the Service at its determination at fair value, based on methods that include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indica-tion as to values from dealers; and general market conditions. The Service may use electronic data processing techniques and/or matrix system to determine valuations. The Investment Manager reviews the Service's price information and, unless the Investment Manager has information which leads it to use a different valuation, it will generally use the Service's prices in establishing net asset value. The procedures of the Service are reviewed periodically by the officers of the Fund under the general supervision and responsibility of the Board of Directors, which may replace the Service at any time if it determines it to be in the best interests of the Fund to do so.


	TAXATION


Taxation of the Fund

	The Fund intends to qualify each year and elect to be treated as a regulated investment company for federal income tax purposes. In order to so qualify, the Fund must, among other things: (a) derive at least 90% of its gross income from dividends, interest, payments with respect to loans of securities and gains from the sale or other disposition of securities or certain other related income; (b) generally derive less than 30% of its gross income from gains from the sale or other disposition of securities and certain other investments held for less than three months (the "short-short rule"); and (c) diversify its holdings so that at the end of each fiscal quarter (i) at least 50% of the value of the Fund's assets is represented by cash or cash items, U.S. government securities, securities of other regulated investment companies, and other securities which, with respect to any one issuer, do not represent more than 5% of the value of the Fund's assets nor more than 10% of the voting securities of such issuer, and (ii) not more than 25% of the value of the Fund's assets is invested in the securities of any one issuer (other than U.S. government securities or the securities of other regulated investment companies), or two or more issuers which the tax-payer controls and which are determined to be engaged in the same or similar trades or businesses or related trades or businesses.

	If the Fund qualifies as a regulated investment company and distributes to its stockholders at least 90% of its net investment income, then the Fund will not be subject to federal income tax on the income so distributed . However, the Fund would be subject to corporate income tax on any undistributed income. In addition, the Fund will be subject to a nondeductible 4% excise tax on the amount by which the income it distributes in any calendar year is less than a required amount. For purposes of the excise tax, the required distribution for any calendar year equals the sum of : (a) 98% of the Fund's ordinary income for such calendar year; (b) 98% of the excess of capital gains over capital losses for the one-year period ending on October 31 (or another date if elected by the Fund) of that year; and (c) 100% of the undistributed ordinary income and gains from prior years. For purposes of the excise tax, any ordinary income or capital gains retained by, and taxed in the hands of, the Fund will be treated as having been distributed.

	The Fund may elect to retain all or a portion of its net capital gain, as described under "Taxation of Stockholders--Distributions" below.

	Any capital losses resulting from the disposition of securities can only be used to offset capital gains and cannot be used to reduce the Fund's ordinary income. Such capital losses may be carried forward by the Fund for eight years.

	The Fund may acquire securities which do not pay interest currently in an amount equal to their effective interest rate, such as zero coupon, pay-in-kind, or delayed interest securities. As the holder of such a security, the Fund is required to include in taxable income the portion of the excess of the stated value of the security at maturity, plus any interest that is not paid currently, over its issue price ("original issue discount") that accrues on the security for the taxable year, even if the Fund receives no payment on the security during the year. Because the Fund must distribute annually substantially all of its investment company taxable income, including any original issue discount, in order to qualify as a RIC and to avoid imposition of the 4% excise tax, the Fund may be required in a particular year to distribute dividends in an amount that is greater than the total amount of cash the Fund actually receives as distributions on the securities it owns. Those distributions will be made from the Fund's cash assets or from the proceeds of sales of portfolio securities, if necessary. The Fund may realize capital gains or losses from those sales, which would increase or decrease the Fund's investment company taxable income or net capital gain. In addition, any such gains may be realized on the disposition of securities held for less than three months. Because of the short-short rule, any such gains would reduce the Fund's ability to sell other securities, or certain options, futures or forward contracts, held for less than three months that it might wish to sell in the ordinary course of its portfolio management.

	The Fund may also acquire securities at a market discount. Market discount is generally equal to (other than in the case of an obligation issued with original issue discount) the excess of the price of the obligation at issuance over the purchase price at which it is acquired by a subsequent
purchaser.   Market discount is treated as interest income, rather than as capital gain, when ultimately recognized by the purchaser. The market discount rules may cause the Fund to recognize more ordinary, and less capital gain, than would be the case if the Fund had acquired securities at a price equal to that at which the securities had originally been issued.

	Foreign Taxes. Dividends and interest on foreign securities held by the Fund may be subject to income, withholding or other taxes imposed by foreign countries and U.S. possessions that would reduce the yield on the Fund's securities. Tax conventions between certain countries and the United States may reduce or eliminate these taxes, however, and foreign countries generally do not impose taxes on capital gains in respect of investments by foreign investors. The Fund does not expect to be eligible to pass through any such taxes to the Fund's stockholders. As a result, any such taxes imposed on the Fund would not be deductible or creditable by the Fund's stockholders.

	If the Fund owns shares in a foreign corporation that constitutes a "passive foreign investment company" for federal income tax purposes, and the Fund does not elect to treat the foreign corporation as a "qualified electing fund" within the meaning of the Internal Revenue Code of 1986 (the "Code"), the Fund may be subject to United States federal income taxation on a portion of any "excess distribution" it receives from the foreign corporation or any gain it derives from the disposition of such shares, even if such income is distributed as a taxable dividend by the Fund to its stockholders. The Fund may also be subject to additional tax in the nature of an interest charge with respect to deferred taxes arising from such distributions or gains. Any tax paid by the Fund as a result of its ownership of shares in a "passive foreign investment company" will not give rise to any deduction or credit to the Fund or any stockholders. A "passive foreign investment company" means any foreign corporation if, for any taxable year during which its stock was held by the Fund, either (i) it derives at least 75% of its gross income from "passive income" (including, but not limited to, interest, dividends, royalties, rents and annuities), or (ii) at lease 50% of the value (or adjusted tax basis, if elected) of its assets produce "passive income" or are held for the production of "passive income." If the Fund owns shares in a "passive foreign investment company" and the Fund does elect to treat the foreign corporation as a "qualified electing fund" under the Code, the Fund may be required to include in its income each year a portion of the ordinary income and net capital gain of the foreign corporation, even if this income is not distributed to the Fund. Any such income would be subject to the 90% excise tax distribution requirements described above.

	Under Regulations recently proposed by the Treasury Department, a regulated investment company may be entitled to make an irrevocable election to mark to market (i.e., treat as disposed of) as of the end of each taxable year for which such election to treat such stock as a "qualified electing fund" was made. Any gain recognized as the result of such a mark to market election would be treated as gain derived from the sale of securities held for not less than three months. No loss would be recognizable, however, as a result of the mark to market election. In the event these proposed Regulations are adopted, the Fund will determine whether such an election will be in the best interests of the Fund and its stockholders.

	Hedging and Option Income Strategies and Foreign Currencies. The use of hedging and option income strategies, such as writing (selling) and purchasing options and futures contracts and entering into forward contracts, involves complex rules that will determine for income tax purposes the character and timing of recognition of the income received in connection therewith by the Fund. Income from the disposition of options and futures (other than those on foreign currencies) will be subject to the short-short rule if they are held for less than three months. Income from the disposition of foreign currencies, and options, futures and forward contracts on foreign currencies, that are not directly related to the Fund's principal business of investing in securities (or options and futures with respect to securities) also will be subject to the short-short rule if they are held for less than three months.

	Gains or losses attributable to fluctuations in exchange rates that occur between the time the Fund accrues receivables or liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities generally are treated as ordinary income or ordinary loss. Similarly, on disposition of foreign currency or debt securities denominated in foreign currency and on disposition of certain futures, forward contracts and options, gains or losses attributable to fluctuations in the value of foreign currency between the date of acquisition of the currency, security, or contract and the date of disposition also are treated as ordinary gain or loss. These gains or losses may increase or decrease the amount of the Fund's investment company taxable income to be distributed to its stockholders as ordinary income, rather than the amount distributed as capital gain.

	The hedging transactions undertaken by the Fund may result in "straddles" for U.S. federal income tax purposes. The straddle rules may affect the character of gains (or losses) realized by the Fund. In addition, losses or deductions realized by the Fund on positions that are part of a straddle may be deferred under the straddle rules, rather than being taken into account in calculating the taxable income for the taxable year in which such losses are realized. Because only a few regulations implementing the straddle rules have been promulgated, the tax consequences of hedging transactions to the Fund are not entirely clear. The Fund may make one or more of the elections available under the Code which are applicable to straddles. If the Fund makes any of the elections, the amount, character and timing of the recognition of gains, losses or deductions from the affected straddle positions will be determined under rules that vary according to the election(s) made. The rules applicable under certain elections operate to accelerate the recognition of gains, losses or deductions from the affected straddle positions. Because application of the straddle rules may affect the character and timing of gains, losses or deductions from the affected straddle positions, the amount which must be distributed to stockholders, and taxed to stockholders as ordinary income or long-term capital gain, may be increased or decreased substantially as compared to a fund that did not engage in such hedging transactions.

	If the Fund satisfies certain requirements, any increase in value on a position that is part of a "designated hedge" will be offset by any decrease in value (whether realized or not) of the offsetting hedging position during the period of the hedge for purposes of determining whether the Fund satisfies the short-short rule. Thus, only the net gain (if any) from the designated hedge will be included in gross income for purposes of that rule. The Fund will consider whether it should seek to qualify for this treatment for its hedging transactions. To the extent the Fund does not qualify for this treatment, it may be forced to defer the closing out of certain options and futures contracts beyond the time when it otherwise would be advantageous to do so in order for the Fund to qualify and continue to qualify for treatment as a RIC.

	The Fund's taxable income will in most cases be determined on the basis of reports made to the Fund by the issuers of the securities in which the Fund invests. The tax treatment of certain securities in which the Fund may invest is not free from doubt and it is possible that an Internal Revenue Service examination of the issuers of such securities or of the Fund could result in adjustments to the income of the Fund.


Taxation of Stockholders

	Distributions. In general, all distributions to stockholders attributable to the Fund's net investment income will be taxable as ordinary income whether paid in cash or reinvested in additional shares of Common Stock pursuant to the Dividend Reinvestment Plan.

	Although the Fund does not expect to realize significant net capital gains, to the extent the Fund does realize net capital gains, it intends to distribute such gains at least annually and designate them as capital gain dividends. Capital gain dividends are taxable as long-term capital gains, whether paid in cash or reinvested in additional shares of Common Stock, regardless of how long the shares have been held. The Fund may elect to retain its net capital gain and pay corporate income tax thereon. In such event, the Fund would most likely make an election which would require each stockholder of record on the last day of the Fund's taxable year to include in income for tax purposes his proportionate share of the Fund's undistributed net capital gain. If such an election is made, each stockholder would be entitled to credit his proportionate share of the tax paid by the Fund against his federal income tax liabilities and to claim refunds to the extent that the credit exceeds such liabilities. In addition, the stockholder would be entitled to increase the basis of his shares for federal income tax purposes by an amount equal to 65% of his proportionate share of the undistributed net capital gain.

	Stockholders receiving distributions in the form of additional shares of Common Stock purchased by the Plan Agent pursuant to the Dividend Reinvestment Plan will be treated for federal income tax purposes as receiving the amount of cash received by the Plan Agent on their behalf. In general, the basis of such shares of Common Stock will equal the price paid by the Plan Agent for such shares, including brokerage commissions.

	Dividends distributed by the Fund will not generally be eligible for the dividends received deduction in the hands of corporate stockholders, except to the extent that the Fund's taxable income consists of dividends received from domestic corporations.

	Dividends and other distributions by the Fund are generally taxable to the stockholders at the time the dividend or distribution is made. Any dividends declared by the Fund in October, November or December and made payable to stockholders of record in such a month would be taxable to stockholders as of December 31, provided that the dividend is paid in the following January.

	If a stockholder purchases shares of Common Stock at a cost that reflects an anticipated dividend, such dividend will be taxable even though it represents economically in whole or in part a return of the purchase price. Investors should consider the tax implications of buying Shares shortly prior to a dividend distribution.

	The Fund will, within 60 days after the close of its taxable year, send written notices to stockholders regarding the tax status of all distributions made during the year.

	Sales of Shares. In general, if a share of Common Stock is sold, the seller will recognize gain or loss equal to the difference between the amount realized on the sale and the seller's adjusted basis in the share. However, any loss recognized by a stockholder within six months of purchasing the shares will be treated as a long-term capital loss to the extent of any capital gain dividends received by the stockholder and the stockholder's share of undistributed net capital gain. In addition, any loss realized on a sale of shares of Common Stock will be disallowed to the extent the shares disposed of are replaced within a 61-day period beginning 30 days before and ending 30 days after the disposition of the shares. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Any gain or loss realized upon a sale of shares by a stockholder who is not a dealer in securities will be treated as capital gain or loss.

	Backup Withholding. The Fund may be required to withhold federal income tax at the rate of 31% of any payments made to a stockholder if the stockholder has not provided a correct taxpayer identification number and certain required certifications to the Fund, or if the Secretary of the Treasury notifies the Fund that the number provided by a stockholder is not correct or that the stockholder has not reported all interest and dividend income required to be shown on the stockholder's federal income tax return.

	The foregoing discussion is a summary of certain of the current federal income tax laws regarding the Fund and investors in the shares of Common
Stock, and does not deal with all of the federal income tax consequences applicable to the Fund, or to all categories of investors, some of which may be subject to special rules. Prospective investors should consult their own tax advisors regarding the federal, state, local, foreign and other tax consequences to them of investments in the Fund.



	OFFICERS AND DIRECTORS

	The Officers and Directors of the Fund and their principal occupation, for at least the last five years are set forth below, with those Directors who are "interested persons" of the Fund (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) indicated by asterisk.


Name, Address and Age

Positions Held
with the Fund

Principal
Occupations
During Past Five
Years


*Jessica Bibliowicz
388 Greenwich Street
New York, NY  10013
Age 37

Director and
President

Executive Vice
President of Smith
Barney Inc. ("Smith
Barney"), President of
forty-two investment
companies associated
with Smith Barney and
Director of twelve
investment companies
associated with Smith
Barney. Prior to
January 1994, Director
of Sales and Marketing
for Prudential Mutual
Funds.


*Heath B. McLendon
388 Greenwich Street
New York, NY  10013
Age 63

Chairman of the
Board and Chief
Executive Officer
Managing Director Smith
Barney; Director of
Forty-two investment
companies associated
with Smith Barney;
President of Smith
Barney Mutual Fund
Managment Inc. ("SBMFM"
or the "Manager");
Chairman of Smith
Barney Strategy
Advisers Inc.  Prior to
July 1993, Senior
Executive Vice
President of Shearson
Lehman Brothers, Inc.
Vice Chairman of Shearson
Asset Management.


Joseph H. Fleiss
3849 Torrey Pines
Blvd.
Sarasota, FL  34238
Age 79

Director

Retired; Director of
ten investment
companies associated
with Smith Barney.
Formerly, Senior Vice
President of Citibank,
Manager of Citibank's
Bond Investment Port-
folio and Money
Management Desk and a
Director of Citicorp
Securities Co., Inc.







Name, Address and Age

Positions Held
with the Fund

Principal
Occupations
During Past Five
Years

Donald R. Foley
3668 Freshwater Drive
Jupiter, FL  33477
Age 74

Director

Retired; Director of
ten investment
companies associated
with Smith Barney.
Formerly Vice President
of Edwin Bird Wilson,
Incorporated (adver-
tising).


Paul Hardin
60134 Davie Street
Chapel Hill, NC  27599
Age 65

Director

Interim President of
University of Alabama
at Birmingham;
Professor at the
University of North
Carolina at Chapel
Hill, Director of
twelve investment
companies associated
with Smith Barney;
Formerly, Chancellor of
the University of North
Carolina at Chapel Hill



Francis P. Martin
321 North Village
Avenue
Rockville Center, NY
11570
Age 72

Director

Practicing physician;
Director of ten
investment companies
associated with Smith
Barney. Formerly Presi-
dent of the Nassau
Physicians' Fund, Inc.


Roderick C.
Rasmussen
9 Cadence Court
Morristown, NJ  07960
Age 70

Director

Investment Counselor;
Director of ten
investment companies
associated with Smith
Barney Formerly Vice
President of Dresdner
and Company Inc.
(investment coun-
selors).


John P. Toolan
13 Chadwell Place
Morristown, NJ  07960
Age 66

Director

Retired; formerly,
Director of ten
investment companies
associated with Smith
Barney; Director of
John Hancock Funds.
Formerly, Trustee and
Chairman of Smith
Barney Trust Company,
Trustee of Smith Barney
Holdings Inc. and the
Manager and Senior
Executive Vice
President, Trustee and
Member of the Executive
Committee of Smith
Barney.






Name, Address and Age

Positions Held
with the Fund

Principal
Occupations
During Past Five
Years

*Lewis E. Daidone
388 Greenwich Street
New York, NY  10013
Age 39

Treasurer

Managing Director of
Smith Barney; Senior
Vice President and
Treasurer of forty-one
investment companies
associated with Smith
Barney; Director and
Senior Vice President
of the Manager.


*Christina T. Sydor
388 Greenwich Street
New York, NY  10013
Age 45

Secretary

Managing Director of
Smith Barney and
Secretary of forty-two
investment companies
associated with Smith
Barney;  Secretary and
General Counsel of the
Manager.


  *John C. Bianchi
388 Greenwich Street
New York, NY  10013
Age 41

Vice President

Managing Director of
Greenwich Street
Advisors division of
the Manager and invest-
ment officer of other
investment companies
associated with Smith
Barney.


  *Thomas M. Reynolds
388 Greenwich Street
New York, NY  10013
Age 37

Controller and
Assistant Secretary

Director of Smith
Barney in the Financial
Services Division, and
Controller  of eleven
investment companies
associated with Smith
Barney.







*	"Interested person" of the Fund as defined in the 1940 Act.
	Director, trustee and/or general partner of other investment companies registered under the 1940 Act of which Smith Barney or one or more of its affiliates is an affiliated person.



The following table shows the compensation paid by the Fund to each incumbent director during the Fund's last fiscal year.
COMPENSATION TABLE


								    		                                                 Total
			    	                        Pension or		  Compensation		Number of
			                           	Retirement 		    from Fund	   	Funds for
		                Aggregate	Benefits Accrued		     and Fund 		Which Director
		                Compensation	     as part of		     Complex	 	Serves Within
Name of Person	    from Fund      	  Fund Expenses 		Paid to
                                                    Directors	 	Fund Complex
Jessica Bibliowicz*   	$ 0          		$0		              $0	           	12
Joseph H. Fleiss		1,336.00+	            0		      55,200.00	           	10
Donald R. Foley		1,436.00	+	            0		       57,800.00	           	10
Paul Hardin		1,436.00		                 0		      72,300.00	           	12
Francis P. Martin		1,436.00+	            0		      58,000.00	           	10
Heath B. McLendon*	       0		            0			        0	    	            42
Roderick C. Rasmussen	1,436.00		        0		      58,000.00		           10
John P. Toolan		1,436.00+	              0		      58,000.00	           	10

* Designates an "interested director".
+ Pursuant to the Fund's deferred compensation plan, the indicated Directors have elected to defer the following payment of some or all of their compensation: Joseph H. Fleiss: $418, Donald R. Foley: $418, Francis P.
Martin: $1,436 and John P. Toolan:$1,436.

	At the close of business on January 13, 1997, 68,134,955 shares of Common Stock or 97.53% of the Fund's total shares outstanding on that date were held in accounts, but not beneficially owned by, CEDE & Co., c/o Depository Trust Company, Box 20, Bowling Green Station, NY, NY 10004-9998. As of that date, the officers and Board members of the Fund beneficially owned less than 1% of the outstanding shares of the Fund.


PORTFOLIO TRANSACTIONS

General

	The Fund's securities ordinarily are purchased from and sold to parties acting as either principal or agent. Newly issued securities ordinarily are purchased directly from the issuer or from an underwriter; other purchases and sales usually are placed with those dealers from which the Investment Manager determines that the best price or execution will be obtained. Usually no brokerage commissions, as such, are paid by the Fund for purchases and sales undertaken through principal transactions, although the price paid usually includes an undisclosed compensation to the dealer acting as agent. The prices paid to underwriters of newly issued securities typically include a concession paid by the issuer to the underwriter, and purchasers of after-market securities from dealers ordinarily are executed at a price between the bid and asked price.




	Transactions on behalf of the Fund are allocated to various dealers by the Investment Manager in its best judgment. The primary consideration is prompt and effective execution of orders at the most favorable price.
Subject to that primary consideration, dealers may be selected for research, statistical or other services to enable the Investment Manager to supplement its own research and analysis with the views and information of other securities firms. The Fund may utilize Smith Barney Inc. ("Smith Barney") or a Smith Barney-affiliated broker in connection with a purchase or sale of securities when the Investment Manager believes that the broker's charge for the transactions does not exceed usual and customary levels. The same standard applies to the use of Smith Barney as a commodities broker in connection with entering into options and futures contracts.

	Research services furnished by broker-dealers through which the Fund effects securities transactions may be used by the Investment Manager in managing other investment funds and, conversely, research services furnished to the Investment Manager by broker-dealers in connection with other funds the Investment Manager advises may be used by the Investment Manager in advising the Fund. Although it is not possible to place a dollar value on these services, the Investment Manager is of the view that the receipt of the services should not reduce the overall costs of its research services.

	Investment decisions for the Fund are made independently from those of other investment companies managed by the Investment Manager. If those investment companies are prepared to invest in, or desire to dispose of, investments at the same time as the Fund, however, available investments or opportunities for sales will be allocated equitably to each client of the Investment Manager. In some cases, this procedure may adversely affect the size of the position obtained for or disposed of by the Fund or the price paid or received by the Fund.

	The Fund's Board of Directors will review periodically the commissions paid by the Fund to determine if the commissions paid over representative periods of time were reasonable in relation to the benefits inuring to the Fund.

Turnover

	The Fund cannot accurately predict its turnover rate, but anticipates that its annual turnover rate will not exceed 150%. The Fund's turnover rate is calculated by dividing the lesser of the Fund's sales or purchases of securities during a year (excluding any security the maturity of which at the time of acquisition is one year or less) by the average monthly value of the Fund's securities for the year. Higher turnover rates can result in corresponding increases in the Fund's transaction costs. The Fund will not consider turnover rate a limiting factor in making investment decisions consistent with its investment objectives and policies.


MANAGEMENT OF THE FUND

Investment Manager

	The Greenwich Street Advisors Division of Smith Barney Mutual Funds Management Inc., 388 Greenwich Street, New York, New York 10013, is con-trolled by Smith Barney Holdings Inc., the parent company of Smith Barney. Smith Barney Holdings Inc. is a direct wholly-owned subsidiary of Travelers Group Inc.

	Subject to the supervision and direction of the Fund's Board of Directors, Smith Barney Mutual Funds Management Inc. manages the securities held by the Fund in accordance with the Fund's stated investment objectives and policies, makes investment decisions for the Fund, places orders to purchase and sell securities on behalf of the Fund and employs managers and securities analysts who provide research services to the Fund. The Fund pays Smith Barney Mutual Funds Management Inc. a fee for services provided to the Fund that is computed daily and paid monthly at the annual rate of 1.15% of the value of the Fund's average daily net assets. This fee is higher than the rates for similar services paid by other publicly offered, closed-end management investment companies that have investment objectives and policies similar to the Fund. For the period from October 22, 1993 through September 30, 1994, the Fund paid $8,968,690 in management fees to SBMFM. For the years ended September 30, 1995 and September 30, 1996, the Fund paid $8,981,404 and $9,318,853, respectively, in management fees to SBMFM.

Custodian and Transfer Agent

	PNC Bank, National Association 17th and Chestnut Streets, Philadelphia, Pennsylvania 19103, acts as custodian of the Fund's investments. First Data Investor Services Group, Inc. ("First Data"), a subsidiary of First Data Corporation, 53 State Street, Boston, Massachusetts, 02109, serves as the Fund's transfer agent, dividend-paying agent and registrar.

Independent Auditors

	KPMG Peat Marwick LLP, 345 Park Avenue, New York, New York 10154, have been selected as independent auditors for the Fund for its fiscal year ending September 30, 1997 to examine and report on the financial statements of the Fund.


REPURCHASE OF SHARES AND CONVERSION TO OPEN-END FUND

Repurchase Of Common Shares

	The Fund's Board of Directors currently intends to consider from time to time repurchases of Common Stock on the open market or in private transactions or the making of tender offers for Common Stock. The Fund may repurchase shares of its Common Stock in the open market or in privately negotiated transactions when the Fund can do so at prices below their then current net asset value per share on terms that the Board of Directors believes represent a favorable investment opportunity.

	No assurance can be given that repurchases and/or tenders will result in the Common Stock's trading at a price that is close or equal to net asset value. The market price of the Common Stock will, among other things, be determined by the relative demand for, and supply of, the Common Stock in the market, the Fund's investment performance, the Fund's dividends and investor perception of the Fund's overall attractiveness as an investment as compared with other investment alternatives. The Fund's acquisition of Common Stock will decrease the total assets of the Fund and therefore have the effect of increasing the Fund's expense ratio. The Fund may borrow money to finance the repurchase of shares subject to certain limitations. See "Investment Restric-tions" in the Statement of Additional Information. Any interest on the borrowings will reduce the Fund's net income. Because of the nature of the Fund's investment objectives, policies and securities holdings, the Investment Manager does not anticipate that repurchases and tenders will have an adverse effect on the Fund's investment performance and does not anticipate any material difficulty in disposing of securities to consummate Common Stock repurchases and tenders.

	When a tender offer is authorized to be made by the Fund's Board of Directors, it will be an offer to purchase at a price equal to the net asset value of all (but not less than all) of the shares owned by a Common Stock shareholder (or attributed to the shareholder for federal income tax purposes under the Code). A stockholder who tenders all Common Stock shares owned or considered owned by him, as required, will realize a taxable gain or loss depending upon his basis in his shares. See "Taxation."

	The policy of the Fund's Board of Directors with respect to tender offers and to repurchases, which may be changed by the Board of Directors, is that the Fund will not accept tenders or effect repurchases if (1) those transactions, if consummated, would (a) result in the delisting of the Common Stock from the NYSE (the NYSE having advised the Fund that it would consider delisting of the Common Stock if the aggregate market value of the Fund's outstanding publicly held Common Stock is less than $5,000,000, the number of publicly held shares of Common Stock falls below 600,000 or the number of round lot holders of the Common Stock falls below 1,200) or (b) impair the Fund's status as a regulated investment company under the Code; (2) the Fund would not be able to liquidate securities to repurchase Common Stock in an orderly manner that is consistent with the Fund's investment objectives and policies; or (3) there is, in the Board's judgement, any material (a) legal action or proceeding instituted or threatened challenging the transactions or otherwise materially adversely affecting the Fund, (b) suspension of or imitation on prices for trading securities generally on the NYSE or any exchange on which securities held by the Fund are traded, (c) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States, (d) limitation affecting the Fund or issuers of securities held by the Fund imposed by federal, state or local authorities on the extension of credit by lending institutions, (e) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States or (f) other event or condition that would have a material adverse effect on the Fund or its stockholders if shares of Common Stock were repurchased. The Board of Directors may modify these conditions in light of experience.

	If the Fund liquidates securities in order to repurchase shares of Common Stock, the Fund may realize gains and losses. Gains, if any, may be realized on securities held for less than three months. Because the Fund must derive less than 30% of its gross income for any taxable year from the sale or disposition of securities held for less than three months in order to retain the Fund's regulated investment company status under the Code, gains realized by the Fund upon a liquidation of securities held for less than three months would reduce the amount of gain on the sale of other securities held for less than three months that the Fund could realize in the ordinary course of its investment operations, which may adversely affect the Fund's performance. See "Taxation." The Fund's turnover rate may or may not be affected by the Fund's repurchases of shares of Common Stock pursuant to a tender offer.

Conversion To Open-End Fund

	The Fund's Articles of Incorporation require the favorable vote of the holders of at least two-thirds of the shares of Common Stock then entitled to be voted to authorize the conversion of the Fund from a closed-end to an open-end investment company as defined in the 1940 Act, unless two-thirds of the Continuing Directors (as defined below) approve such a conversion. In the latter case, the affirmative vote of a majority of the shares outstanding will be required to approve the amendment to the Fund's Articles of Incorporation providing for the conversion of the Fund.

Anti-Takeover Provisions

	The Fund's Articles of Incorporation include provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Directors and could have the effect of depriving shareholders of an opportunity to sell their shares of Common Stock at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund. Commencing with the first annual meeting of stockholders, the Board of Direc-tors will be divided into three classes. At the annual meeting of stockholders in each year thereafter, the term of one class will expire and each Director elected to the class will hold office for a term of three years. The classification of the Board of Directors in this manner could delay for an additional year the replacement of a majority of the Board. The Articles of Incorporation provide that the maximum number of Directors that may constitute the Fund's entire board is 12. A Director may be removed from office, or the maximum number of Directors increased, only by vote of the holders of at least 75% of the shares of Common Stock entitled to be voted on the matter.

	The affirmative votes of at least 75% of the Directors and the holders of at least 75% of the shares of the Fund are required to authorize any of the following transactions (referred to individually as a "Business Combination"):
(1) a merger, consolidation or share exchange of the Fund with or into any other person (referred to individually as a "Reorganization Transaction"); (2) the issuance or transfer by the Fund (in one or a series of transactions in any 12-month period) of any securities of the Fund to any other person or entity for cash, securities or other property (or combination thereof) having an aggregate fair market value of $1,000,000 or more, excluding sales of securities of the Fund in connection with a public offering, issuances of securities of the Fund pursuant to a dividend reinvestment plan adopted by the Fund and issuances of securities of the Fund upon the exercise of any stock subscription rights distributed by the Fund; (3) a sale, lease, exchange, mortgage, pledge, transfer or other disposition by the Fund (in one or a series of transactions in any 12-month period) to or with any person of any assets of the Fund having an aggregate fair market value of $1,000,000 or more, except for transactions in securities effected by the Fund in the ordinary course of its business (each such sale, lease, exchange, mortgage, pledge, transfer or other disposition being referred to individually as a "Transfer Transaction"). The same affirmative votes are required with respect to: any proposal as to the voluntary liquidation or dissolution of the Fund or any amendment to the Fund's Articles of Incorporation to terminate its existence (referred to individually as a "Termination Transaction"); and any stockholder proposal as to specific investment decisions made or to be made with respect to the Fund's assets.

	A 75% stockholder vote will not be required with respect to a Business Combination if the transaction is approved by a vote of at least 75% of the Continuing Directors (as defined below) or if certain conditions regarding the consideration paid by the person entering into, or proposing to enter into, a Business Combination with the Fund and various other requirements are satis-fied. In such case, a majority of the votes entitled to be cast by stockholders of the Fund will be required to approve the transaction if it is a Reorganization Transaction or a Transfer Transaction that involves substan-tially all of the Fund's assets and no stockholder vote will be required to approve the transaction if it is any other Business Combination. In addition, a 75% stockholder vote will not be required with respect to a Termination Transaction if it is approved by a vote of at least 75% of the Continuing Directors, in which case a majority of the votes entitled to be cast by stockholders of the Fund will be required to approve the transaction.

	The voting provisions described above could have the effect of depriving stockholders of the Fund of an opportunity to sell their Common Stock at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. In the view of the Fund's Board of Directors, however, these provisions offer several possible advantages, including: (1) requiring persons seeking control of the Fund to negotiate with its management regarding the price to be paid for the amount of Common Stock required to obtain control; (2) promoting continuity and stability; and (3) enhancing the Fund's ability to pursue long-term strategies that are consistent with its investment objective and the management policies. The Board of Directors has determined that the voting requirements described above, which are generally greater than the minimum requirements under Maryland law and the 1940 Act, are in the best interests of stockholders generally.

	A "Continuing Director," as used in the discussion above, is any member of the Fund's Board of Directors (1) who is not a person or affiliate of a person who enters or proposes to enter into a Business Combination with the Fund (such a person or affiliate being referred to individually as an "Interested Party") and (2) who has been a member of the Board of Directors for a period of at least 12 months (or since the commencement of the Fund's operations, if less than 12 months), or is a successor of a Continuing
Director who is unaffiliated with an Interested Party and is recommended to succeed a Continuing Director by a majority of the Continuing Directors then members of the Board of Directors.


FINANCIAL STATEMENTS

	The financial information contained under the following headings is hereby incorporated by reference to the Fund's 1996 Annual Report to Shareholders, copies of which are furnished with this Statement of Additional
Information: Statement of Assets and Liabilites; Statement of Changes in Net Assets; Statement of Operations; Notes to Financial Statements; Financial Highlights and Independent Auditors' Report.


	B-26




	PART C   OTHER INFORMATION


Item 24.	Financial Statements and Exhibits.

(a)	Financial Statements

		-Included in Part A:
			Financial Highlights
		-Included in Part B:
The Registrant's Annual Report for the year ended September 30, 1996 and the Independent Auditors' Report dated November 22, 1996 are incorporated by reference into the Statement of Additional Information and by reference to the Definitive N-30D filed on January 9, 1997,
Accession # 91155-97-12.


(b)	Exhibits:

			Exhibit
			Number	Description
(1) 		(a)	Articles of Incorporation*
		(b)	Amendment to Articles of Incorporation**
(2) 		By-Laws*
(3) 		Not Applicable
(4) Specimen Certificate of Common Stock***
(5) Copy of Fund's Dividend Reinvestment Plan***
(6) 	Not Applicable
(7) (a)	Form of Investment Management Agreement
between the Fund and Mutual Management
Corp.***
 (b)	Form of Transfer and Assumption of
Investment Management Agreement between the
Registrant, Mutual Management Corp. and Smith
Barney Mutual Funds Management Inc. +
(8) (a)	Form of Underwriting Agreement**
 (b)	Form of Smith Barney Shearson Master
	Agreement among Underwriters**
(9) Not applicable.
(10) Form of Custodian Agreement between the Fund and PNC Bank***
(11) Form of Transfer Agency and Service
Agreement between the Fund and TSSG (to be filed by amendment)
(12) Opinion and consent of Miles & Stockbridge***
(13) Not Applicable
(14) Consent of KPMG Peat Marwick LLP, independent auditors for the Fund (filed herewith)
(15) Not Applicable
(16) Form of Subscription Agreement***
(17) Not Applicable
(18) Financial Data Schedule (filed herewith)


			_____________
*  Previously filed by Registrant with its initial
Registration  Statement(No. 33-66770) on July 30, 1993.

** Previously filed by the Registrant with Pre-Effective
Amendment No. 1 to its Registration Statement(No.
33-66770) on      September 10, 1993.

***  Previously filed by the Registrant with Pre-Effective
Amendment No. 2 to its Registration Statement (No.
33-66770) on October 21, 1993.

+Previously filed by the Registrant with Post-Effective
Amendment No.1 to its Registration Statement
(No. 33-66770) on  December 30, 1994.

Item 25.	Marketing Arrangements.

		Reference is made to the Underwriting Agreement filed as Exhibit 8(a) by Registrant with Pre-Effective Amendment No. 2 to its
Registration Statement.

Item 26.	Other Expenses of Issuance and Distribution.

		The following table sets forth the estimated expenses to be
incurred in 			connection with the offering described in this
Registration Statement:

	Securities and Exchange Commission registration fees	$0
	Printing (other than stock certificates)	 5,000.00
	Legal fees and expenses				0
	Accounting fees and expenses	 		0
	Miscellaneous					0
		Total				$5,000.00



Item 27.	Persons Controlled by or Under Common Control with Registrant.

		None.

Item 28.	Number of Holders of Securities.

	(1)	(2)
		Number of Record Holders
Title of Class	  at January 13, 1997
69,858,000
Shares of Common Stock,	1,565
$.001 Par Value


Item 29.	Indemnification.

		Section 2-418 of the General Corporation Law of the State of Maryland, Article VI of the Fund's By-Laws and the Investment Management Agreement filed as Exhibit 7(a) to Pre-Effective Amendment No. 2 to its Registration Statement provide for indemnification.

		Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be provided to directors, officers and controlling persons of the Fund, pursuant to the foregoing provisions or otherwise, the Fund has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Fund of expenses incurred or paid by a director, officer or controlling person of the Fund in connection with any successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Fund will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

		Reference is made to Section 8 of the Underwriting Agreement, a form of which is filed as Exhibit 8(a) with Pre-Effective Amendment No. 1 to its Registration Statement for provisions relating to the indemnification of the agent.

Item 30.	Business and Other Connections of Investment Manager.

		Smith Barney Mutual Funds Management Inc. ("SBMFM") was incorporated in December 1968 under the laws of the State of Delaware. SBMFM is a registered investment adviser and is a wholly owned subsidiary of Smith Barney Holdings Inc., which in turn is a wholly owned subsidiary of Travelers Group Inc. SBMFM is primarily engaged in the investment advisory business.
Information as to executive officers and directors of SBMFM is included in its Form ADV filed with the SEC (Registration number
801-8314) and is incorporated herein by reference.


Item 31.	Location of Accounts and Records.

		All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended and the rules promulgated thereunder are maintained at the office of Investment
Manager at 388 Greenwich Street, New York, New York 10013.

Item 32.	Management Services.

		Not applicable.


Item 33.	Undertakings.

(1) 	Not applicable.

(2) 	Not applicable.

 		(3)	Not applicable.

 		(4)(a)	Registrant undertakes to file, during any period in
which offers or sales are being made, a post-effective amendment to this Registration Statement:

 		(1)	to include any prospectus required by Section 10(a)(3)
of the Securities Act of 1933;

 		(2)	to reflect in the prospectus any facts or events after
the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

 		(3)	to include any material information with respect to
the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

 		(4)(b) Registrant undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each subsequent post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

 		(4)(c)	Not applicable.

 		(5)	Not applicable.

 		(6)	Registrant undertakes to send by first class mail or other
means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.



 SIGNATURES


 		Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 29th day of January, 1997.

					HIGH INCOME OPPORTUNITY FUND INC.
					  (Registrant)


 					By:/s/Heath B. McLendon
 					(Heath B. McLendon, Chairman of  the
 					Board and Chief Executive Officer)


 		Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following in the capacities and on the date indicated.

 Signatures				Title			Date

 /s/Heath B, McLendon *     	President	     January 29, 1997
 Heath B. McLendon		(Chief Executive Officer)


 /s/Jessica Bibliowicz           	President and Director	January 29, 1997
 Jessica Bibliowicz

 /s/Joseph H. Fleiss*	            	Director			January 29, 1997
 Joseph H. Fleiss

 /s/Donald R. Foley*             	Director			January 29, 1997
 Donald R. Foley

 /s/ Paul Hardin*                         	Director			January 29, 1997
 Paul Hardin

 /s/Francis P. Martin*             	Director			January 29, 1997
 Francis P. Martin

 /s/Roderick C. Rasmussen*	Director			January 29, 1997
 Roderick C. Rasmussen

 /s/John P. Toolan*               	Director			January 29, 1997
 John P. Toolan




 /s/Lewis E. Daidone*          	Treasurer		January 29, 1997
 Lewis E. Daidone		(Principal Financial
 				and Accounting Officer)




 *By      /s/Lewis E. Daidone
 	Lewis E. Daidone
 	Pursuant to Power of Attorney



 HIGH INCOME OPPORTUNITY FUND INC.

 EXHIBIT INDEX


 Exhibit No.	Description of Exhibit	Page No.


 (14)	Consent of KPMG Peat Marwick LLP,
	Independent Auditors for the Fund

 (18)	Financial Data Schedule